As filed with the Securities and Exchange Commission on April 19, 2005

Registration Statement No. 333-108030

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 4

to

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Electronic Data Systems Corporation

(Exact name of registrant as specified in its charter)

Delaware	75-2548221
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5400 Legacy Drive Plano, Texas 75024-3105 (972) 604-6000	Bruce N. Hawthorne Electronic Data Systems Corporation 5400 Legacy Drive, Mail Stop H3-3A-05 Plano, Texas 75024-3105 (972) 604-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy To:

David B. Hollander

Electronic Data Systems Corporation

5400 Legacy Drive, Mail Stop H3-3A-05

Plano, TX 75024-3105

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 19, 2005

PROSPECTUS

$690,000,000

ELECTRONIC DATA SYSTEMS CORPORATION

3.875% Convertible Senior Notes due 2023

and

Common Stock Issuable Upon Conversion of the Notes

This prospectus relates to $690,000,000 aggregate principal amount of our 3.875% Convertible Senior Notes due 2023 and 20,210,928 shares of our common stock, which are initially issuable upon conversion of the notes, plus an indeterminate number of shares as may become issuable upon conversion as a result of adjustments to the conversion rate in connection with a stock split, stock dividend or similar event. We originally issued and sold the notes to Citigroup Global Markets Inc. and Banc of America Securities LLC in a private placement in June 2003. This prospectus will be used by selling security holders to resell their notes and the common stock issuable upon conversion of the notes.

The notes bear interest at the rate of 3.875% per year. Interest on the notes is payable on January 15 and July 15 of each year, beginning on January 15, 2004. Beginning with the six-month interest period commencing on July 15, 2010, we will pay contingent interest during a six-month interest period if the average trading price of a note is above a specified level during a specified period prior to such six-month interest period as described in this prospectus.

The notes are convertible by holders into shares of our common stock at an initial conversion rate of 29.2912 shares of our common stock per $1,000 principal amount of notes (subject to adjustment in certain events), which is equal to an initial conversion price of $34.14 per share, under the following circumstances: (1) during any calendar quarter, if the price of our common stock issuable upon conversion reaches specified thresholds during the previous calendar quarter as described in this prospectus, (2) if we call the notes for redemption, (3) upon the occurrence of specified corporate transactions described in this prospectus or (4) during any period in which the credit ratings assigned to the notes are below the levels described in this prospectus.

The notes will mature on July 15, 2023. We may redeem some or all of the notes at any time on or after July 15, 2010. The redemption prices are described under the caption “Description of the Notes—Optional Redemption.”

The notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. Holders will have the right to require us to purchase the notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, including contingent interest and additional amounts, if any, on July 15, 2010, July 15, 2013 and July 15, 2018 or upon a fundamental change as described in this prospectus.

The notes will be treated as contingent payment debt instruments that will be subject to special United States federal income tax rules. For discussion of the special tax rules governing contingent payment debt instruments, see “Material United States Federal Income Tax Considerations.”

Our common stock is listed on the New York Stock Exchange and the London Stock Exchange under the symbols “EDS” and “EDC,” respectively. The last reported sales price of our common stock on the New York Stock Exchange on April 18, 2005 was $19.55 per share.

Investing in the notes involves risks. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is , 2005.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of that document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information regarding the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s Internet site located at http://www.sec.gov. Our filings are also available free of charge from one website at www.eds.com. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We are “incorporating by reference” into this prospectus information we file with the SEC, which means we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or the information we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference the following documents that we have filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004 ( “2004 Form 10-K”);

•	Current Reports on Form 8-K filed on March 31 and April 1, 2005.

We also incorporate by reference any future filings made with the SEC (excluding those filings made under Items 9 or 12 of Form 8-K) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering.

You may also obtain a copy of our filings with the SEC, other than an exhibit to those filings unless we have specifically incorporated an exhibit by reference therein, at no cost, by writing to or telephoning us at the following address:

EDS Investor Relations

5400 Legacy Drive, MS: H1-2D-05

Plano, Texas 75024-3105

(972) 605-8933

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This prospectus, including the information we incorporate by reference, contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding estimated revenues, earnings, free cash flow, the total contract value (“TCV”) of new business signings, estimated cost savings and other forward-looking financial information. In addition, we have made in the past and may make in the future other written or oral forward-looking statements, including statements regarding future financial and operating performance, short- and long-term revenue, earnings and free cash flow, the timing of the revenue, earnings and cash flow impact of new and existing contracts, liquidity, estimated future revenues from existing clients, the TCV of new contract signings, business pipeline, industry growth rates and our performance relative thereto, the impact of acquisitions and divestitures, and the impact of client bankruptcies. Any forward-looking statement may rely on a number of assumptions concerning future events and be subject to a number of uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from such statements. In addition to the factors outlined under “Risk Factors” below, these factors include, but are not limited to, the following:

•	the performance of current and future client contracts in accordance with our cost, revenue and cash flow estimates, including our ability to achieve any operational efficiencies in our estimates;

•	for contracts with U.S. federal government clients, including our Navy Marine Corps Intranet (“NMCI”) contract, the government’s ability to cancel the contract or impose additional terms and conditions due to changes in government funding or deployment schedules, military action or otherwise;

•	our ability to access the capital markets, including our ability to obtain capital leases, surety bonds and letters of credit, to arrange new client supported financing transactions or similar facilities and continue to access existing facilities;

•	the impact on a historical and prospective basis of accounting rules and pronouncements;

•	the impact of claims, litigation and governmental investigations;

•	the success of our strategic reorganization and cost-cutting initiatives and the timing and amount of any resulting benefits;

•	the impact of acquisitions and divestitures; our ability to attract and retain highly skilled personnel;

•	a reduction in the carrying value of our assets; the impact of a bankruptcy or financial difficulty of a significant client on the financial and other terms of our agreements with that client;

•	with respect to the funding of our pension plan obligations, the performance of our investments relative to our assumed rate of return;

•	changes in tax laws and interpretations and failure to obtain treaty relief from double taxation; competition in the industries in which we conduct business and the impact of competition on pricing, revenues and margins; the impact of general economic and other conditions on the discretionary spend of our existing clients and our ability to obtain new business; the degree to which third parties continue to outsource information technology and business processes; and

•	fluctuations in foreign currencies, exchange rates and interest rates.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by law.

ii

SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus. It likely does not contain all of the information that may be important to you or that you should consider when making an investment decision. You should carefully read this entire prospectus, including “Risk Factors,” and the information we have incorporated by reference before making a decision to invest in the notes.

Unless the context requires otherwise, the terms “Electronic Data Systems,” “EDS,” “our company,” “we,” “our,” “ours” and “us” refer to Electronic Data Systems Corporation. We refer to our 3.875% Convertible Senior Notes due 2023 as the “notes,” and to our common stock, par value $0.01 per share, as the “common stock.”

Our Company

Overview

EDS is a leading global technology services company that delivers business solutions. EDS founded the information technology (“IT”) outsourcing industry more than 40 years ago. Today, we deliver a broad portfolio of information technology and business process outsourcing services to clients in the manufacturing, financial services, healthcare, communications, energy, transportation, and consumer and retail industries and to governments around the world. A.T. Kearney, a high-value management consultancy, operates as a separate subsidiary of EDS.

Our principal executive offices are located at 5400 Legacy Drive, Plano, Texas 75024-3199 and our telephone number is (972) 604-6000.

EDS Services

Infrastructure Services. EDS Infrastructure Services delivers hosting, workplace (desktop), storage, security and privacy, and communications services that enable clients to drive down their total cost of ownership and increase the productivity of their IT environment across the globe. Infrastructure Services include:

•	Hosting Services. EDS Hosting Services address the business and technology needs of our clients in the area of managed hosting services. These services establish the client’s infrastructure using a set of highly granular, standard components that can be provisioned quickly and easily, serving as the base to build an integrated business support model from business processes down to application and infrastructure.

•	EDS Workplace Services. EDS Workplace Services delivers expert management and support of the end user’s work environment from the software applications that support the client’s business practices to the supporting network communications infrastructure.

•	Managed Storage Services and Mobile Information Protection. EDS Managed Storage Services delivers agility and reliable data storage from the desktop to the data center. Our array of storage strategy, design, SAN/NAS (Storage Area Networks and Network Attached Storage) architecture, implementation and management services is designed and delivered to enhance security and business continuity. EDS Mobile Information Protection is a managed service that backs up data on desktop and remote/mobile computing devices and restores lost or damaged information without the assistance of a helpdesk or internal support.

•	Security and Privacy. We offer defined security, privacy and business continuity features embedded at the onset in every EDS offering. These features are the people, tools, processes and controls used by EDS across all portfolio offerings to meet clients’ expectations and industry-specific standards and regulations for security, privacy, business continuity management and risk management.

•	Communications Services. EDS Communications Services delivers comprehensive, secure, flexible network services on a global basis ranging from network support to management of an entire client network. EDS designs, builds, deploys and manages a single seamless network that integrates voice, video and data; improves the effectiveness of data exchange in the supply chain; and delivers secure connectivity and smooth operations over a wired or wireless platform.

Applications Services. EDS Applications Services helps organizations plan, develop, integrate and manage custom applications, packaged software and industry-specific solutions. We offer applications development and management services on an outsourced or project basis. Services range from outsourcing of all applications development and systems integration to the management and implementation of EDS-owned or third-party industry applications. Benefits to clients for these services can include reduced costs, extended value of technology investments, information sharing and enhanced ability to adapt to market changes. Our Applications Services include the following:

•	Applications Development. We create new applications, providing full lifecycle support through delivery. We define the application requirements, analyze application characteristics, implement to a production environment and monitor performance for a warranted time. Services include custom application development, application testing, mobile applications, workforce enhancement, business exchange services, business intelligence solutions, enterprise application integration, portals, dashboards and Web services.

•	Application Management. We offer outsourcing support for specific applications or entire applications portfolios, both custom and packaged, including services for enterprise applications and support for SAP®, Siebel®, Oracle® and PeopleSoft®. We assess the specified applications, plan the transition and provide ongoing management to improve client productivity and operating efficiency. We also provide applications rationalization, content management integration and legacy application migration services.

•	Enterprise Application Services. We engineer and integrate technology-enabled business solutions to optimize clients’ processes and help them achieve rapid business results. Our services include transformation in the areas of enterprise resource management, human resources, finance and accounting, procurement and supply chain.

•	Industry-Specific Application Solutions.These solutions are designed to support industry-specific needs. Our industry solutions span eight vertical industry segments: communications, energy, financial, government, healthcare, manufacturing, retail and transportation.

Business Process Outsourcing Services. Business Process Outsourcing, or BPO, continues to be one of the fastest growing market segments in the IT services industry and an important element of our strategy to enlarge our business services footprint and grow our revenue base. BPO services help clients to achieve economies of scale by leveraging a shared-services operating model allowing clients to reduce operational risk and control costs.

Enterprise Shared Services, or ESS, are sold across multiple industries and include Human Resources (HR), Finance and Accounting, and Supply Management Services. For each of these services, EDS manages all components from technology, administration and customer service to business intelligence and third-party relationships. Our integrated solutions combine best-practice processes, leading technologies and experienced professionals along with skilled domain partnerships.

EDS BPO Services also delivers industry-specific offerings. One example is our suite of Government BPO Services. For forty years EDS has provided Medicare and Medicaid claims processing to the U.S. federal and state governments helping to lower program costs while increasing efficiency and performance. EDS’ offerings to governments also include: fiscal agent services; decision support services; fraud, waste and abuse protection services; integrated pharmacy services; Health Insurance Portability and Accountability Act (HIPAA) compliance services; immunization registry and tracking services; and case management services. We also offer Internet-based enrollment and eligibility inquiry capabilities.

ExcellerateHRO LLP, our 85% owned joint venture with Towers Perrin, commenced operations on March 1, 2005. ExcellerateHRO combines Towers Perrin’s Administration Solutions business, which provides pension and health and welfare administration services, with our existing payroll and related HR outsourcing business. Through this new company, we can offer a comprehensive set of HR outsourcing solutions on a global basis across the core areas of benefits administration, compensation administration, payroll, recruitment and staffing, relocation, work force administration and work force development.

A.T. Kearney

A.T. Kearney, a leading global management consultancy, became a subsidiary of EDS in 1995. Through its core management consulting business, A.T. Kearney addresses CEO agenda issues by developing and helping to implement innovative strategies that bring results. The firm also provides clients with supply management, maintenance, repair and operations (“MRO”) management and executive search services. A.T. Kearney serves clients through market teams focused on major industries, including: automotive; communications; consumer products and retail; energy; financial institutions; government; high tech; pharmaceuticals/healthcare; and utilities.

SUMMARY OF THE NOTES

For a more complete description of the terms of the notes and the common stock issuable upon conversion of the notes, see “Description of the Notes” and “Description of Our Capital Stock.”

Issuer	Electronic Data Systems Corporation.

Securities Offered	$690,000,000 aggregate principal amount of 3.875% Convertible Senior Notes due 2023.

Maturity Date	July 15, 2023.

Interest Payment Date	3.875% per year on the principal amount, payable semiannually in arrears on each January 15 and July 15, beginning January 15, 2004. We will also pay contingent interest and additional amounts on the notes under the circumstances described in this prospectus.

Ranking	The notes are unsecured and rank equally in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness. The notes are effectively subordinated to existing and future indebtedness and other liabilities of our subsidiaries.

Contingent Interest	We will make additional payments of interest, referred to in this prospectus as “contingent interest,” during any six-month period from July 15 to January 14 or from January 15 to July 14 commencing on or after July 15, 2010 for which the average trading price of the notes for the applicable five trading day reference period equals or exceeds 120% of the principal amount of the notes as of the day immediately preceding the first day of the applicable six-month interest period. The amount of contingent interest payable per note in respect of any six-month interest period will be equal to 0.25% of the average trading price of a note for the applicable five trading day reference period. The five trading day reference period means the five trading days ending on the second trading day immediately preceding the relevant six-month interest period. For more information about contingent interest, see “Description of the Notes—Contingent Interest.”

Conversion Rights	Holders may convert their notes into shares of our common stock under any of the following circumstances:

(1) during any calendar quarter (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter, is greater than or equal to 120% or, following July 15, 2010, 110% of the conversion price per share of our common stock on such last trading day; or

(2) if the notes have been called for redemption;

(3) upon the occurrence of specified corporate transactions described under “Description of the Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions;” or

(4) during any period in which the credit ratings assigned to the notes by either Moody’s Investor Services, Inc. or Standard & Poor’s Rating Services is lower than Ba2 or BB, respectively, or the notes are no longer rated by at least one of these rating services or their successors.

For each $1,000 principal amount of notes surrendered for conversion, you will receive 29.2912 shares of our common stock. This represents an initial conversion price of $34.14 per share of common stock. As described in this prospectus, the conversion rate may be adjusted for certain reasons, but it will not be adjusted for accrued and unpaid interest. Except as otherwise described in this prospectus, you will not receive any payment representing accrued and unpaid interest upon conversion of an note; however, we will continue to pay additional amounts, if any, on the notes and the common stock issued upon conversion thereof to the holder in accordance with the registration rights agreement. Notes called for redemption may be surrendered for conversion prior to the close of business on the second business day immediately preceding the redemption date.

Optional Redemption	Prior to July 15, 2010, the notes will not be redeemable. On or after July 15, 2010, we may redeem for cash all or part of the notes at any time, upon not less than 30 nor more than 60 days’ notice before the redemption date by mail to the trustee under the indenture under which the notes will be issued, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including contingent interest and additional amount owed, if any, to the redemption date. See “Description of the Notes—Optional Redemption.”

Purchase of Notes by Us at the Option of the Holder	Holders have the right to require us to purchase all or any portion of the notes for cash on July 15, 2010, July 15, 2013 and July 15, 2018. In each case, we will pay a purchase price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including contingent interest, if any, and any additional amounts owed, if any, to such purchase date. See “Description of the Notes—Purchase of Notes by Us at the Option of the Holder.”

Fundamental Change	If we undergo a Fundamental Change (as defined under “Description of the Notes—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder”) prior to July 15, 2010, holders have the right, at their option, to require us to purchase for cash all of their notes or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including contingent interest, if any, and additional amounts owed, if any, to the Fundamental Change purchase date. See “Description of the Notes—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder.”

Significant Covenants

The notes have been issued under an indenture containing certain restrictive covenants for your benefit. The covenants, which are described under “Description of the Notes,” restrict our ability, with certain exceptions, to:

•      incur certain debt secured by liens;

• engage in certain sale and leaseback transactions; and • merge, consolidate or transfer substantially all of our assets.

Use of Proceeds	We will not receive any proceeds from the sale by the selling security holders of the notes or the common stock issuable upon conversion thereof. See “Use of Proceeds.”

Trustee, Paying Agent and Conversion Agent	JPMorgan Chase Bank.

Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” before deciding whether to invest in the notes.

U.S. Federal Income Tax Considerations	We and each holder agree in the indenture to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. As a holder of notes, you will agree to accrue original issue discount on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible borrowing, 5.8% compounded semiannually, even though the notes will have a significantly lower stated yield to maturity. You will recognize taxable income in each year significantly in excess of interest payments (whether fixed or contingent) actually received that year. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, exchange, conversion or redemption of the notes. In the case of a conversion, this gain will be measured by the fair market value of the stock received. A summary of the United States federal income tax consequences of ownership of the notes and our common stock is described in this prospectus under the heading “Material United States Federal Income Tax Considerations.” Owners of the notes should consult their tax advisors as to the United States federal, state, local, or other tax consequences of acquiring, owning and disposing of the notes and our common stock.

Governing Law	The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry Form	The notes were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes are shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Trading	The notes will not be listed on any securities exchange or included in any automated quotation system. No assurance can be given as to the development or liquidity of any trading market for the notes. Our common stock is listed on the New York Stock Exchange under the symbol “EDS” and on the London Stock Exchange under the symbol “EDC.”

RISK FACTORS

In considering whether to purchase the notes, you should carefully consider the risk factors described below and the other information we have included or incorporated by reference in this prospectus.

Risks Related to our Business

Because of the risks identified below, as well as other variables affecting our operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Our engagements with clients may not be profitable. The pricing and other terms of our client contracts, particularly our long-term IT outsourcing agreements, require us to make estimates and assumptions at the time we enter into these contracts that could differ from actual results. These estimates reflect our best judgments regarding the nature of the engagement and our expected costs to provide the contracted services. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin. In addition, a majority of our IT outsourcing contracts contain some fixed-price, incentive-based or other pricing terms that condition our fee on our ability to meet defined goals. Our failure to meet a client’s expectations in any type of contract may result in an unprofitable engagement.

Our ability to recover significant capital investments in certain construct contracts is subject to risks. Some of our client contracts require significant investment in the early stages which is recovered through billings over the life of the respective contract. These contracts often involve the construction of new computer systems and communications networks and the development and deployment of new technologies. Substantial performance risk exists in each contract with these characteristics, and some or all elements of service delivery under these contracts are dependent upon successful completion of the development, construction and deployment phases. Contracts with ongoing construct activities had assets, including receivables, prepaid expenses, deferred costs, equipment and software, of approximately $1.7 billion at December 31, 2004, including approximately $1.1 billion associated with the NMCI contract and $290 million associated with one development contract with the U.K. Government. Some of these contracts, including the NMCI and U.K. Government contracts, have experienced delays in their development and construction phases, and certain milestones have been missed. During the third quarter of 2004, we recorded a non-cash impairment charge of $375 million to write down NMCI contract-related fixed asset and prepaid software license balances to estimated fair value. Remaining long-lived assets and lease receivables associated with the contract totaled $160 million and $717 million, respectively, at December 31, 2004.

Impact of Rating Agency downgrades. On July 15, 2004, Moody’s lowered our long-term credit rating to Ba1, with a negative outlook, from Baa3. Also on that date, S&P placed our senior unsecured debt rating of BBB– on CreditWatch with negative implications. On December 2, 2004, S&P removed us from CreditWatch. On November 17, 2004 Fitch removed our BBB– senior long-term debt rating from Rating Watch Negative. Fitch had placed that rating on Rating Watch Negative earlier that month following our announcement that we had postponed the release of our third quarter 2004 earnings. Any adverse action by these agencies with respect to our ratings could have an adverse effect on the market price of our securities. Moody’s downgrade of our long-term credit rating to below “investment grade” or any further negative change in our credit ratings could materially adversely impact our ability to compete for new business, our cost of capital and our ability to access capital.

A decline in revenues from or loss of significant clients could reduce our revenues and profitability. Our success is to a significant degree dependent on our ability to retain our significant clients and maintain or increase the level of revenues from these clients. We may lose clients due to their merger or acquisition, business failure, contract expiration, conversion to a competing service provider or conversion to an in-house data processing system. We may not be able to retain or renew relationships with our significant clients in the future. As a result of business downturns or for other business reasons, we are also vulnerable to reduced processing volumes from our clients, which can reduce the scope of services provided and the prices for those services.

Our outsourcing segment generates a substantial majority of its revenues from long-term IT outsourcing agreements, including a number of “mega-deals.” A number of these outsourcing agreements have terms that expire in coming years, including our Master Service Agreement with General Motors Corporation (“GM”) which expires in 2006. Our revenues from GM were approximately $2.0 billion, $2.2 billion and $2.5 billion for 2004,

2003 and 2002, respectively. Operating margins from our GM business are expected to decline slightly from current levels based on lower pricing under the MSA as well as GM’s move towards a multi-vendor strategy. Furthermore, the loss of GM as an ongoing major customer would have a material adverse effect on our revenue and earnings. The extent of such impact on our earnings will be based in part on our ability to reduce the fixed costs associated with this agreement, including property, equipment and software. In addition, the extension of this agreement, in whole or in part, on terms less favorable to us than current terms would also adversely affect our revenue and earnings.

An ongoing SEC investigation could adversely affect us or the market value of our securities. The SEC staff is conducting a formal investigation of some of our activities and contracts. The investigation is ongoing, and we will continue to cooperate with the SEC staff. We are unable to predict the outcome of the investigation, the scope of matters that the SEC may choose to investigate in the course of this investigation or in the future, the SEC’s views of the issues being investigated, or any action that the SEC might take, including the imposition of fines, penalties, or other available remedies. Any adverse development in connection with the investigation, including any expansion of the scope of the investigation, could have a material adverse effect on us, including diverting the efforts and attention of our management team from our business operations, and could negatively impact the market value of our securities.

Pending litigation could have a material adverse effect on our liquidity and financial condition. We and certain of our current and former directors and officers are defendants in numerous shareholder class action suits. We are not able to determine the actual impact of these suits on us or our consolidated financial statements. However, we may be required to pay judgments or settlements and incur expenses in aggregate amounts that could have a material adverse effect on our liquidity and financial condition.

A material weakness in our internal controls could have a material adverse effect on us. A material weakness in our internal control over financial reporting could have a material adverse effect on us. In connection with the review by our independent auditors of our third quarter 2004 results and the on-going procedures related to their audit of internal controls over financial reporting as of December 31, 2004, our independent auditors identified material weaknesses in our internal controls related to the NMCI contract and revenue recognition. We refer you to “Item 9A. Controls and Procedures” in our 2004 Form 10-K. Other material weaknesses in our internal control over financial reporting could occur or be identified in the future. In addition, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and any projections of any evaluation of effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and results of operations could be harmed, we could fail to be able to provide reasonable assurance as to our financial results or meet our reporting obligations, and there could be a material adverse effect on the price of our securities.

Some of our contracts contain benchmarking provisions that could decrease our revenues and profitability. Some of our long-term IT outsourcing agreements contain pricing provisions that permit a client to request a benchmark study by a mutually acceptable third-party benchmarker. Typically, benchmarking may not be conducted during the initial years of the contract term but may be requested by a client periodically thereafter, subject to restrictions which limit benchmarking to certain groupings of services and limit the number of times benchmarking may be elected during the term of the contract. Generally, the benchmarking compares the contractual price of our services against the price of similar services offered by other specified providers in a peer comparison group, subject to agreed upon adjustment and normalization factors. Generally, if the benchmarking study shows that our pricing has a difference outside a specified range, and the difference is not due to the unique requirements of the client, then the parties will negotiate in good faith any appropriate adjustments to the pricing. This may result in the reduction of our rates for the benchmarked services. Due to the enhanced focus of our clients on reducing IT costs, as well as the uncertainties and complexities inherent in benchmarking comparisons, our clients may increasingly attempt to obtain additional price reductions beyond those already embedded in our contract rates through the exercise of benchmarking provisions. Such activities could negatively impact our results of operations or cash flow in 2005 or thereafter to a greater extent than has been our prior experience.

The markets in which we operate are highly competitive, and we may not be able to compete effectively. The markets in which we operate include a large number of participants and are highly competitive. Our primary competitors are IT service providers, large accounting, consulting and other professional service firms, application service providers, packaged software vendors and resellers and service groups of computer equipment companies. We also experience competition from numerous smaller, niche-oriented and regionalized service providers. Our business is experiencing rapid changes in its competitive landscape. We increasingly see our competitors moving operations offshore to reduce their costs as well as direct competition from niche offshore providers, primarily India-based competitors. With lower costs, these competitors may be able to offer lower prices than we are able to offer, which would adversely affect our ability to compete. In addition, negative publicity from our pending litigation, credit ratings downgrade or SEC staff investigation could have a negative effect on our competitive position. Any of these factors may impose additional pricing pressure on us, which could have an adverse effect on our revenues and profit margin.

Our exposure to certain industries and financially troubled customers has adversely affected our financial results. Our exposure to certain industries and financially troubled customers has had, and could in the future have, a material adverse effect on our financial position and our results of operations. For example, we are the leading IT outsourcing provider to the airline industry, which sector has been experiencing significant financial difficulty. In 2003, we amended agreements with certain of those clients, which has resulted in a decrease in revenues and earnings from these clients. Our largest IT agreement in the airline industry is with American Airlines. We had $48 million in receivables and $77 million in other operating assets associated with that contract at December 31, 2004. We also provide IT services to US Airways through a long-term agreement. In September 2004, US Airways filed for protection under Chapter 11 of the United States Bankruptcy Code. Due to uncertainties regarding recoverability of pre-bankruptcy receivables associated with the US Airways agreement, we recorded net charges totaling $27 million during the third quarter of 2004. At December 31, 2004, we had other assets with a net book value of approximately $20 million deployed on that agreement. We may have outstanding receivables under this agreement at any one time of up to approximately $30 million. If US Airways is not successful in emerging from bankruptcy proceedings and ceases operations, all or a significant portion of these assets and any post-bankruptcy receivables will become impaired. In addition, our exposure to investments in aircraft leases, which include leases with American, Delta and Continental Airlines, was $99 million at December 31, 2004.

We may not achieve the benefits we expect from our multi-year plan. Management is implementing a multi-year plan designed to make significant changes in the way we do business. This plan includes the development of a new technology platform for the delivery of our services which we refer to as the “EDS Agile Enterprise” as well as other initiatives intended to substantially reduce our cost structure. We expect to invest significant capital in the implementation of the multi-year plan in 2005. Although management believes this plan will enable us to achieve sustainable, profitable growth over the longer term, there can be no assurance as to the acceptance of our technology initiatives in the marketplace or our ability to recognize a return on our investment. In addition, our ability to achieve the anticipated cost savings and other benefits from these initiatives is subject to many estimates and assumptions, including assumptions regarding the costs and timing of activities in connection with these initiatives. In addition, these estimates and assumptions are subject to significant economic, competitive and other uncertainties that are beyond our control. If these assumptions are not realized, or if other unforeseen events occur, our business and results of operations could be adversely affected and there could be a material adverse effect on the price of our securities.

A significant or prolonged economic downturn could have a material adverse effect on our results of operations. Our results of operations are affected by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. The general economic weakness in the IT industry resulting from, among other things, the decline in discretionary IT spending by our clients and prospective clients, has adversely affected our revenues in recent years. A lack of improvement or continued decline in the level of business activity of our clients could continue to adversely affect our revenues and profitability.

Our services or products may infringe upon the intellectual property rights of others. We cannot be sure that our services and products, or the products of others that we offer to our clients, do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may harm our reputation, cost us money and prevent us from offering some services or products. We generally agree in our contracts to indemnify our clients for any expenses or liabilities they may incur resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation or require us to enter into royalty or licensing arrangements. We may, in limited cases, be required to forego rights to the use of intellectual property we help create, which limits our ability to also provide that intellectual property to other clients. Any limitation on our ability to provide a service or product could cause us to lose revenue-generating opportunities and require us to incur additional expenses to develop new or modified solutions for future projects.

Risks Related to the Notes

The price of our common stock has declined considerably since 2002 and may fluctuate widely in the future, which would affect the market value of the notes.

We expect that the market price of our notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. The market price of our common stock will likely continue to fluctuate in response to factors including the following, many of which are beyond our control:

•	quarterly fluctuations in our operating and financial results;

•	changes in financial estimates and recommendations by financial analysts;

•	changes in the ratings of our notes or other securities;

•	developments related to litigation or regulatory proceedings involving us;

•	fluctuations in the stock price and operating results of our competitors;

•	dispositions, acquisitions and financings; and

•	general conditions in the industries in which we operate.

The market price of our common stock has declined considerably since September 2002, due in part to our third quarter 2002 earnings guidance announcement. In addition, the stock markets in general, including the New York Stock Exchange, recently have experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may affect adversely the market prices of our notes and our common stock.

An active trading market may not develop for the notes.

The notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. An active trading market for the notes may not develop or continue for any period of time. Even if a market for the notes does develop, there may not be liquidity in that market, or the notes might trade for less than their original value or face amount. If an active trading market does not develop, the market price and liquidity of the notes may be adversely affected.

We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other purchase date, as required by the indenture governing the notes.

On July 15, 2010, July 15, 2013 and July 15, 2018, holders of the notes may require us to purchase their notes for cash. In addition, holders of the notes also may require us to purchase their notes upon a Fundamental Change as described under “Description of the Notes—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder.” A Fundamental Change also may constitute an event of default under, and result in the acceleration of the maturity of, our other indebtedness under another indenture or other agreement. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price for the notes tendered by holders. Failure by us to purchase the notes when required will result in an event of default with respect to the notes.

You should consider the United States federal income tax consequences of owning the notes.

We intend to treat the notes as indebtedness for United States federal income tax purposes and intend to take the position that the notes will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the “CPDI regulations”). Under the CPDI regulations, you will be required to include amounts in income, as original issue discount, in advance of cash you receive on a note, and to accrue interest on constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a non-contingent, non-convertible fixed rate borrowing, even though the notes will have a materially lower stated fixed rate of interest. As a result, you will recognize taxable income significantly in excess of cash received while the notes are outstanding. In addition, you will recognize ordinary income upon a sale, exchange, conversion, redemption or repurchase of the notes at a gain. In computing such gain, the amount realized by you will include, in the case of a conversion, the amount of cash and the fair market value of shares of our common stock received. To understand how this may affect you, you should seek advice from your own tax advisor prior to purchasing these notes. Please read “Material United States Federal Income Tax Considerations” in this prospectus.

The notes are effectively subordinated to existing and future indebtedness and other liabilities of our subsidiaries.

We derive substantially all our revenues from, and hold substantially all our assets through, our subsidiaries. As a result, we depend on distributions and advances from our subsidiaries in order to meet our payment obligations under the notes and our other obligations. In general, these subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on our debt securities, including the notes, or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. Our right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of our creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any subsidiary, our rights as a creditor would be subordinated to any indebtedness of that subsidiary senior to that held by us, including secured indebtedness to the extent of the assets securing such indebtedness.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you upon conversion of your notes and in limited cases under the conversion rate adjustments of the notes. For example, in the event that an amendment is proposed to our articles of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We may issue additional shares of common stock and thereby materially and adversely affect the price of our common stock.

We are not restricted from issuing additional common stock during the life of the notes and have no obligation to consider your interests for any reason. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock and, in turn, the price of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of consolidated earnings to fixed charges for the periods presented:

For the Years Ended December 31,
2004	2003	2002	2001	2000
—	—	3.5x	4.8x	4.3x

Earnings were inadequate to cover our fixed charges by $395 million and $544 million for the year ended December 31, 2004 and 2003, respectively.

The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:

•	earnings consist of income (loss) from continuing operations before income taxes, minority interest in consolidated subsidiaries, and undistributed equity in income (losses) of affiliates, plus distributed income of equity investees, and fixed charges, less capitalized interest; and

•	fixed charges consist of total interest expense, including capitalized interest, dividends on redeemable preferred stock of subsidiaries and a portion of rentals for real and personal property deemed to be representative of the interest component of rent expense.

We did not have any preferred stock outstanding and there were no preferred stock dividends paid or accrued during the periods presented above.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling security holders of the notes or the common stock issuable upon conversion of the notes.

DESCRIPTION OF THE NOTES

We issued $690,000,000 aggregate principal amount of notes in a private placement on June 30, 2003. The notes were issued under an Indenture between us and JPMorgan Chase Bank, as trustee, as supplemented. The descriptions under this heading are summaries of the material provisions of the notes and the indenture. Such summaries do not purport to be complete and are qualified in their entirety by reference to the indenture and the notes. Copies of the indenture are available from us. We urge you to read the indenture because it, not this description, defines your rights as a holder of the notes. For purposes of this “Description of the Notes,” the terms “EDS,” “we,” “our,” “ours” and “us” refer only to Electronic Data Systems Corporation and not to any of our subsidiaries.

We may issue debt securities from time to time in one or more series under the indenture. There is no limitation on the amount of debt securities we may issue under the indenture.

General

The notes will mature on July 15, 2023. The notes are issued only in denominations of $1,000 and integral multiples of $1,000. The notes are limited to $690 million in aggregate principal amount.

Interest on the notes accrues at the rate of 3.875% per year from June 30, 2003. We will pay interest on the notes in arrears on each January 15 and July 15, beginning January 15, 2004, to the person or persons in whose names the notes are registered at the close of business on the January 1 or July 1 immediately preceding the relevant interest payment date, except that we will pay interest payable at maturity or on a repurchase or redemption date to the person or persons to whom principal is payable. If any date on which interest is payable is not a business day, we will pay interest on the next business day (without any interest or other payment due on the delay). Interest on the notes is calculated on the basis of a 360-day year consisting of twelve 30-day months and, in the case of an incomplete month, the actual number of days elapsed. If the maturity date or any redemption date or purchase date (including upon the occurrence of a Fundamental Change, as described below) for the notes falls on a day that is not a business day, we will pay the interest and principal payable on the next business day (without any interest or other payment due on the delay). The term “business day,” when used with respect to any place of payment for the notes, means a day other than a Saturday or a Sunday, a legal holiday or a day on which banking institutions or trust companies in that place of payment are authorized or obligated by law to close.

In addition, we will pay contingent interest on the notes under the circumstances described below under “—Contingent Interest.”

Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be.

Holders may present notes for conversion at the office of the conversion agent and may present notes for exchange or for registration of transfer at the office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York. We will not charge a service charge for any exchange or registration of transfer of notes. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. The trustee will serve as the initial conversion agent, paying agent, registrar and transfer agent for the notes. At any time, we may designate additional paying agents and transfer agents. However, at all times we will be required to maintain a paying agent and transfer agent for the notes in the Borough of Manhattan, The City of New York.

Any monies deposited with the trustee or any paying agent or then held by us in trust for the payment of principal, premium, if any, and interest (including contingent interest and additional amounts, if any) on the notes that remains unclaimed for two years after the date the payments became due and payable, shall, at our request, be repaid to us or released from trust, as applicable, and the holder of the note shall thereafter look, as a general unsecured creditor, only to us for payment thereof.

Ranking

The notes are our direct, unsecured and unsubordinated obligations. The notes rank equally in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated debt. In addition, the notes effectively rank junior to any secured indebtedness that we may incur to the extent of the assets securing such indebtedness. We currently conduct substantially all of our operations through subsidiaries. Claims of creditors of those subsidiaries, including trade creditors and secured creditors, will generally have a claim to the assets of our subsidiaries that is superior to the claims of our creditors, including holders of the notes.

As of December 31, 2004, we had outstanding approximately $3.3 billion of unsecured, unsubordinated indebtedness ranking equally in right of payment with the notes, and approximately $162 million of secured indebtedness, in each case excluding indebtedness of subsidiaries. As of December 31, 2004, we had no unsecured, subordinated indebtedness. As of December 31, 2004, our subsidiaries had approximately $367 million of long-term indebtedness outstanding, all of which ranks structurally senior to the notes. Except as described below under ”—Certain Covenants” with respect to secured indebtedness, the indenture will not limit the amount of indebtedness we or our subsidiaries may incur.

Contingent Interest

We will pay contingent interest to the holders of notes during any six-month interest period from July 15 to January 14 or from January 15 to July 14 commencing on or after July 15, 2010 for which the average trading price of a note for the applicable five trading day reference period equals or exceeds 120% of the principal amount of the note as of the day immediately preceding the first day of the applicable six-month interest period. The five trading day reference period means the five trading days ending on the second trading day immediately preceding the relevant six-month interest period.

During any period when contingent interest shall be payable, the contingent interest payable per note in respect of any six-month interest period will equal 0.25% of the average trading price of the note for the applicable five trading day reference period.

The record date and payment date for contingent interest, if any, will be the same as the regular record date and payment date for the semiannual interest payments on the notes.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the bid solicitation agent for $10 million principal amount of notes at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated, nationally recognized securities dealers we select, provided that if:

•	at least three such bids are not obtained by the bid solicitation agent; or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes;

then the trading price of the notes will equal (a) the then applicable conversion rate of the notes multiplied by (b) the average last reported sale price of our common stock for the five trading days ending on such determination date.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market.

If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.

If our common stock is not so quoted, the “last reported sale price” will be the average of the midpoint of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

The bid solicitation agent will initially be the trustee. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from nationally recognized securities dealers that are believed by us to be willing to bid for the notes.

We will notify the holders of the notes upon a determination that they will be entitled to receive contingent interest during a six-month interest period. In connection with providing such notice, we will issue a press release and publish a notice containing information regarding the contingent interest determination in a newspaper of general circulation in The City of New York or publish the information on our web site or through such other public medium as we may use at that time.

Optional Redemption

No sinking fund is provided for the notes. Prior to July 15, 2010, the notes will not be redeemable. On or after July 15, 2010, we may redeem for cash all or part of the notes at any time, upon not less than 30 nor more than 60 days’ notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including contingent interest and additional amounts, if any, to the redemption date.

If we decide to redeem fewer than all of the notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your note for partial redemption and you convert a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any note during a period of 15 days before the mailing of the redemption notice; or

•	register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

Conversion Rights

Subject to the conditions and during the periods and under the circumstances described below, holders may convert each of their notes into shares of our common stock initially at a conversion rate of 29.2912 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of $34.14 per share of common stock) at any time prior to the close of business on July 15, 2023. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

Except as otherwise described below, you will not receive any cash payment representing accrued and unpaid interest (including contingent interest, if any) upon conversion of a note and we will not adjust the conversion rate to account for the accrued and unpaid interest (including contingent interest, if any). Upon conversion we will deliver to you a fixed number of shares of our common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the last reported sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock will be deemed to satisfy our obligation to pay the principal amount of the notes, including accrued and unpaid interest (including contingent interest, if any). Accrued and unpaid interest (including contingent interest, if any) will be deemed paid in full rather than canceled, extinguished or forfeited. Notwithstanding conversion of any notes, the holders of the notes and any common stock issuable upon conversion thereof will continue to be entitled to receive additional amounts in accordance with the registration rights agreement. See “Registration Rights.”

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable conversion notice, together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The conversion agent will, on the holder’s behalf, convert the notes into shares of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent. A certificate for the number of full shares of our common stock into which any notes are converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.

If a holder has already delivered a purchase notice as described under either “—Purchase of Notes by Us at the Option of the Holder” or “—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder” with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Holders of notes at the close of business on a regular record date will receive payment of interest, including contingent interest, if any, payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on such regular record date. Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the immediately following interest payment date must be accompanied by payment of an amount equal to the interest, including contingent interest, if any, that the holder is to receive on the notes; provided, however, that no such payment need be made if (1) we have specified a redemption date that is after a record date and on or prior to the immediately following interest payment date, (2) we have specified a purchase date following a Fundamental Change that is during such period or (3) any overdue interest (including overdue contingent interest, if any) exists at the time of conversion with respect to such notes to the extent of such overdue interest. The holders of the notes and any common stock issued upon conversion thereof will continue to be entitled to receive additional amounts in accordance with the registration rights agreement.

Holders may surrender their notes for conversion into shares of our common stock prior to stated maturity only under the circumstances described below. For a discussion of the federal income tax consequences of a conversion of the notes into our common stock, see “Material United States Federal Income Tax Considerations.”

Conversion Upon Satisfaction of Sale Price Condition. A holder may surrender any of its notes for conversion into shares of our common stock in any calendar quarter (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% or, following July 15, 2010, 110% of the conversion price per share of our common stock on such last trading day.

Conversion Upon Redemption. If we redeem the notes, holders may convert notes into our common stock at any time prior to the close of business on the second business day immediately preceding the redemption date, even if the notes are not otherwise convertible at such time.

Conversion Upon Specified Corporate Transactions. If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify the holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time; provided, however, that a holder may not exercise this right to convert if the holder may participate in the distribution without conversion. The “ex-dividend date” is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant dividend from the seller of the common stock to its buyer.

In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash or property other than securities, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its notes immediately prior to the transaction. If we engage in any transaction described in the preceding sentence, the conversion rate will not be adjusted. If the transaction also constitutes a Fundamental Change, as defined below, a holder can require us to purchase all or a portion of its notes as described below under “—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder.”

Conversion Upon Credit Ratings Event. A holder may convert notes into our common stock during any period in which the credit ratings assigned to the notes by either Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services is lower than Ba2 or BB, respectively, or the notes are no longer rated by at least one of these ratings services or their successors.

Conversion Rate Adjustments. The conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1) the payment of dividends and other distributions on our common stock payable exclusively in shares of our common stock or our other capital stock;

(2) the issuance to all holders of our common stock of rights or warrants that allow the holders to purchase shares of our common stock for a period expiring within 60 days from the date of issuance of the rights or warrants at less than the market price on the record date for the determination of shareholders entitled to receive the rights or warrants;

(3) subdivisions, combinations, or certain reclassifications of our common stock;

(4) distributions to all holders of our common stock of our assets, debt securities or rights or warrants to purchase our securities (excluding (A) any dividend, distribution or issuance covered by clause (1) or (2) above and (B) any dividend or distribution paid exclusively in cash, if these distributions, aggregated on a rolling twelve-month basis, have a per share value exceeding 15% of the market price of our common stock on the trading day immediately preceding the declaration of the distribution. In cases where (a) the fair market value per share of common stock of the assets, debt securities or rights or warrants to purchase our securities distributed to shareholders equals or exceeds the market price of our common stock on the record date for the determination of shareholders entitled to receive such distribution, or (b) the market price of our common stock on the record date for determining the shareholders entitled to receive the distribution exceeds the fair market value per share of common stock of the assets, debt securities or rights or warrants so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion rate, the holder will be entitled to receive upon conversion, in addition to the shares of our common stock, the kind and amount of assets, debt securities or rights or warrants comprising the distribution that the holder would have received if the holder had converted the holder’s notes immediately prior to the record date for determining the shareholders entitled to receive the distribution; and

(5) distributions made during any of our quarterly fiscal periods consisting exclusively of cash to all holders of outstanding shares of common stock in an aggregate amount that, together with (A) other all-cash distributions made during such quarterly fiscal period, and (B) any cash and the fair market value, as of the expiration of the tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for shares of common stock concluded during such quarterly fiscal period, exceed the product of $0.15 (appropriately adjusted from time to time for any stock dividends on or subdivisions or combinations of our common stock) multiplied by the number of shares of common stock outstanding on the record date for such distribution.

With respect to paragraph (4) above, in the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

Notwithstanding the foregoing, in no event will the conversion rate exceed 44.2282, which we refer to as the “maximum conversion rate,” as a result of an adjustment pursuant to paragraphs (4) and (5) above.

In addition to these adjustments, we may increase the conversion rate as our board of directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give holders of notes at least 15 days’ notice of such an increase in the conversion rate.

As used in this prospectus, “market price” means the average of the last reported sale prices per share of our common stock for the 20 trading day period ending on the applicable date of determination (if the applicable date of determination is a trading day or, if not, then on the last trading day prior to the applicable date of determination), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the 20 trading day period and ending on the applicable date of determination, of any event that would result in an adjustment of the conversion rate under the indenture.

No adjustment to the conversion rate or the ability of a holder of a note to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest, including contingent interest or additional amounts, if any.

No adjustment in the applicable conversion price will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion price. If the adjustment is not made because the adjustment does not change the applicable conversion price by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment.

Purchase of Notes by Us at the Option of the Holder

Holders have the right to require us to purchase the notes on July 15, 2010, July 15, 2013 and July 15, 2018 (each, a “purchase date”). Any note purchased by us on a purchase date will be paid for in cash. We will be required to purchase any notes for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Our purchase obligation will be subject to some additional conditions as described in the indenture. Also, as described in the “Risk Factors” section of this prospectus under the caption “Risks Related to the Notes—We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other purchase date, as required by the indenture governing the notes,” we may not have funds sufficient to purchase the notes when we are required to do so. Our failure to purchase the notes when we are required to do so will constitute an event of default under the indenture with respect to the notes.

The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including contingent interest and additional amounts, if any, to such purchase date. For a discussion of the United States federal income tax treatment of a holder receiving cash, see “Material United States Federal Income Tax Considerations.”

On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the purchase price;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that holders must follow to require us to purchase their notes.

In connection with providing such notice, we will issue a press release and publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our web site or through such other public medium as we may use at that time.

A notice electing to require us to purchase your notes must state:

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•	the notes will cease to be outstanding and interest, including contingent interest, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder

If a Fundamental Change (as defined below in this section) occurs at any time prior to July 15, 2010, holders will have the right, at their option, to require us to purchase any or all of their notes for cash, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any, to the Fundamental Change purchase date. If a Fundamental Change occurs on or after July 15, 2010 no holder will have a right to require us to purchase any notes, except as described above under “—Purchase of Notes by Us at the Option of the Holder.” For a discussion of the United States federal income tax treatment of a holder receiving cash, see “Material United States Federal Income Tax Considerations.”

A “Fundamental Change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1) our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market or another established automated over-the-counter trading market in the United States;

(2) a “person” or “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Securities Exchange Act of 1934 disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of our common equity representing more than 50% of the voting power of our common equity entitled to vote generally in the election of directors;

(3) consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one or more of our subsidiaries; provided, however, that a transaction where the holders of our common equity immediately prior to such transaction have directly or indirectly, more than 50% of the aggregate voting power of all classes of common equity of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such event shall not be a Fundamental Change; or

(4) continuing directors (as defined below in this section) cease to constitute at least a majority of our board of directors.

A Fundamental Change will not be deemed to have occurred in respect of any of the foregoing, however, if either:

(1) the last reported sale price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the Fundamental Change or the public announcement thereof, equals or exceeds 105% of the conversion price of the notes in effect immediately before the Fundamental Change or the public announcement thereof; or

(2) at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Fundamental Change consists of shares of capital stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a Fundamental Change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

For purposes of the above paragraph the term capital stock of any person means any and all shares (including ordinary shares or American Depositary Shares), interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

“Continuing director” means a director who either was a member of our board of directors on the date of this prospectus or who becomes a member of our board of directors subsequent to that date and whose appointment, election or nomination for election by our stockholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of the board of directors in which such individual is named as nominee for director.

On or before the 30th day after the occurrence of a Fundamental Change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the Fundamental Change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a Fundamental Change;

•	the date of the Fundamental Change;

•	the last date on which a holder may exercise the purchase right;

•	the Fundamental Change purchase price;

•	the Fundamental Change purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•	the notes with respect to which a Fundamental Change purchase notice has been given by the holder may be converted only if the holder withdraws the Fundamental Change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will issue a press release and publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our web site or through such other public medium as we may use at that time.

To exercise the purchase right, holders must deliver, on or before the 35th day after the date of our notice of a Fundamental Change, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” duly completed, to the paying agent. Their purchase notice must state:

•	if certificated, the certificate numbers of their notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, their notice must comply with appropriate DTC procedures.

Holders may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the Fundamental Change purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, their notice must comply with appropriate DTC procedures.

We will be required to purchase the notes no later than 35 business days after the date of our notice of the occurrence of the relevant Fundamental Change subject to extension to comply with applicable law. Holders will receive payment of the Fundamental Change purchase price promptly following the later of the Fundamental Change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the Fundamental Change purchase price of the notes on the business day following the Fundamental Change purchase date, then:

•	he notes will cease to be outstanding and interest, including contingent interest and additional amounts, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the Fundamental Change purchase price upon delivery or transfer of the notes).

The rights of the holders to require us to purchase their notes upon a Fundamental Change could discourage a potential acquirer of us. The Fundamental Change purchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Fundamental Change purchase feature is a standard term contained in other offerings of debt securities similar to the notes that have been marketed by certain of the initial purchasers. The terms of the Fundamental Change purchase feature resulted from negotiations between the initial purchasers and us.

The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a Fundamental Change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No notes may be purchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the Fundamental Change purchase price of the notes.

The definition of Fundamental Change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a Fundamental Change were to occur, we may not have enough funds to pay the Fundamental Change purchase price. See “Risk Factors” under the caption “Risks Related to the Notes—We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other purchase date, as required by the indenture governing the notes.” Our failure to purchase the notes when required following a Fundamental Change will constitute an event of default under the indenture with respect to the notes. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Certain Covenants

We are bound by certain restrictions under the indenture. Other than as described below, the indenture does not contain any provisions that would limit our ability to incur indebtedness, pay dividends or issue or repurchase any of our other securities. The indenture also does not protect holders of the notes in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us, except to the extent described under “—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder,” “—Consolidation, Merger and Sale of Assets,” and “—Conversion Rights—Conversion Upon Specified Corporate Transactions.” Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms.

“Attributable Debt” means, as to any sale and leaseback transaction, at any date as of which the amount thereof is to be determined, the total amount determined by multiplying (1) the greater of (a) the fair value of the Real Property subject to the arrangement (as determined by us) or (b) the net proceeds of the sale of the Real Property to the lender or investor by (2) a fraction, the numerator of which is the number of months in the unexpired initial term of the lease of the Real Property and the denominator of which is the number of months in the full initial term of such lease. Sale and leaseback transactions with respect to Real Property financed by obligations issued by a state or local governmental unit (whether or not tax exempt) will not be included in any calculation of Attributable Debt.

“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities (excluding any current liabilities for money borrowed having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower) and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent balance sheet of EDS and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

“Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

“Real Property” means any real property, and any building, structure or other facility thereon, located in the United States (excluding its territories and possessions, but including Puerto Rico), that EDS or any Subsidiary owns or leases and that has a gross book value (without deduction of any depreciation reserves) on the date as of which the determination is being made in excess of 1% of Consolidated Net Tangible Assets. The definition excludes any such real property and any building, structure or other facility or portion thereof thereon (1) which comprises our current corporate headquarters in Plano, Texas; (2) that is financed by obligations issued by a state or local governmental unit (whether or not tax exempt); and (3) which if not owned or leased by EDS or any Subsidiary, in the opinion of our board of directors, would not have a material adverse effect on the business conducted by EDS and its Subsidiaries as an entirety.

“Restricted Subsidiary” means any Subsidiary (except a Subsidiary engaged principally in financing the operations of EDS or its Subsidiaries, or both, outside the United States) that owns Real Property and either (1) has more than 50% of its net sales and operating revenues during the preceding four calendar quarters derived from, or more than 50% of its operating properties located in, the United States (excluding its territories and possessions, but including Puerto Rico), or (2) has more than 50% of its assets consisting of securities of other Restricted Subsidiaries.

“Subsidiary” means a corporation, association, partnership or other entity of which EDS or one or more Subsidiaries of EDS owns, directly or indirectly, 80% or more of the outstanding voting interest.

Restrictions on Secured Debt

EDS has agreed that it will not, and will not permit any Restricted Subsidiary to, incur, issue, assume or guarantee any Debt secured by a pledge of, or mortgage or other lien on, any Real Property or on any shares of stock or Debt of any Restricted Subsidiary (such pledges, mortgages and other liens being hereinafter called “Mortgage” or “Mortgages”), without providing that the debt securities outstanding under the indenture, including the notes, shall be secured equally and ratably with (or prior to) such secured Debt.

This obligation does not apply if, after giving effect to the secured Debt, the aggregate amount of all such Debt so secured together with all Attributable Debt of EDS and its Restricted Subsidiaries in respect of sale and leaseback transactions (other than sale and leaseback transactions in which the net proceeds of the Real Property is applied to retire debt securities or certain other Debt) involving Real Properties would not exceed 10% of EDS’ Consolidated Net Tangible Assets.

This obligation does not apply to, and there is excluded in computing secured Debt for the purpose of the restriction, Debt secured by:

•	Mortgages existing on the execution date of the indenture;

•	Mortgages on property, stock, or Debt of any corporation, partnership, association or other entity existing at the time that such corporation, partnership, association or other entity becomes a Restricted Subsidiary or obligor under the indenture;

•	Mortgages in favor of EDS or a Restricted Subsidiary by a Restricted Subsidiary;

•	Mortgages in favor of the United States of America or any state thereof, or any agency, department or other instrumentality thereof, to secure progress, advance or other payments pursuant to any contract or provision of any statute;

•	Mortgages on property, stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) or to secure the payment of all or any part of the purchase price, construction cost or development cost created or assumed prior to or within 360 days after such acquisition or completion of construction or development; and

•	any extension, renewal or refinancing (or successive extensions, renewals or refinancings), as a whole or in part, of any of the foregoing; provided, however, that (1) such extension, renewal or refinancing Mortgage will be limited to all or a part of the same property, shares of stock or Debt that secured the Mortgage extended, renewed or refinanced (plus improvements on such property) and (2) the principal amount of Debt secured by such Mortgage is not increased in an amount exceeding 105% thereof.

Restrictions on Sales and Leasebacks

EDS has agreed that neither EDS nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Real Property, completion of construction and commencement of full operation of which has occurred more than 360 days previously, unless either:

•	EDS or the Restricted Subsidiary could create Debt secured by a Mortgage on the Real Property under the restrictions described under “—Restrictions on Secured Debt” above in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities; or

•	EDS or the Restricted Subsidiary, within 120 days, applies to the retirement of debt securities or other Debt of EDS or any of its Restricted Subsidiaries maturing more than one year after the sale or transfer of an amount equal to the net proceeds of the sale of the Real Property sold and leased pursuant to that arrangement.

This restriction will not apply to any sale leaseback transaction between EDS and a Restricted Subsidiary or between Restricted Subsidiaries or involving the taking back of a lease for a period of three years or less.

Consolidation, Merger and Sale of Assets

The indenture prohibits us from consolidating with or merging into another business entity, or transferring or leasing substantially all of our assets, unless:

•	either (1) we are the continuing entity in the case of a merger; or (2) the resulting, surviving or acquiring entity, if other than EDS, is a U.S. corporation and it expressly assumes our obligations with respect to our debt securities, including the notes, by executing a supplemental indenture;

•	EDS or the Restricted Subsidiary, within 120 days, applies to the retirement of debt securities or other Debt of EDS or any of its Restricted Subsidiaries maturing more than one year after the sale or transfer of an amount equal to the net proceeds of the sale of the Real Property sold and leased pursuant to that arrangement;

•	the successor company waives any right to redeem any bearer security under circumstances in which the successor company would be entitled to redeem the bearer security but we would have not been entitled to redeem that bearer security if the consolidation, merger or sale had not occurred; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger, or sale complies with the indenture.

However, certain of these transactions occurring prior to July 15, 2010 could constitute a Fundamental Change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Events of Default

Any of the following events will constitute an event of default under the indenture with respect to the notes:

•	failure to pay interest, including contingent interest and additional amounts, if any, on the notes for thirty days past the applicable due date;

•	failure to pay principal of, or premium, if any, on the notes when due (whether at maturity, upon redemption, repurchase or otherwise);

•	failure to perform any other covenant or agreement in the indenture, other than a covenant included in the indenture solely for the benefit of a different series of our debt securities, which continues for 90 days after written notice from the trustee or holders of 25% of the outstanding principal amount of the notes as provided in the indenture;

•	acceleration of more than $50,000,000 of our indebtedness under the terms of the applicable debt instrument if the acceleration is not rescinded or the indebtedness is not paid within 10 days after written notice from the trustee or holders of 25% of the outstanding principal amount of the notes as provided in the indenture; and

•	specified events relating to our bankruptcy, insolvency or reorganization.

If there is an event of default with respect to the notes, which continues for the requisite amount of time, either the trustee or holders of at least 25% of the aggregate principal amount of the notes may declare the principal amount of and interest (including contingent interest and additional amounts, if any) on all of the notes to be due and payable immediately, except that if an event of default occurs due to bankruptcy, insolvency or reorganization as provided in the indenture, then the principal of and interest (including contingent interest and additional amounts, if any) on the notes shall become due and payable immediately without any act by the trustee or any holder of notes.

Before the acceleration of the maturity of the notes, the holders of a majority in aggregate principal amount of the notes may, on behalf of the holders of all notes, waive any past default or event of default and its consequences for the notes, except (1) a default in the payment of the principal, premium, or interest (including contingent interest and additional amounts, if any) with respect to the notes or (2) a default with respect to a provision of the indenture that cannot be amended without the consent of each holder affected by the amendment. In case of a waiver of a default, that default shall cease to exist, any event of default arising from that default shall be deemed to have been cured for all purposes, and EDS, the trustee, and the holders of the notes will be restored to their former positions and rights under the indenture.

The trustee under the indenture will, within 90 days after the occurrence of a default known to it with respect to the notes, give to the holders of the notes notice of all uncured defaults with respect to that series known to it, unless the defaults have been cured or waived before the giving of the notice, but the trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the interest of the holders of the notes, except in the case of default in the payment of principal, premium, or interest (including contingent interest and additional amounts, if any) with respect to the notes.

A holder may institute a suit against us for enforcement of such holder’s rights under the indenture, for the appointment of a receiver or trustee, or for any other remedy only if the following conditions are satisfied:

•	the holder gives the trustee written notice of a continuing event of default with respect to the notes held by that holder;

•	holders of at least 25% of the aggregate principal amount of the notes make a request, in writing, and offer reasonable indemnity, to the trustee for the trustee to institute the requested proceeding;

•	the trustee does not receive direction contrary to the holder’s request within 60 days following such notice, request and offer of indemnity under the terms of the indenture; and

•	the trustee does not institute the requested proceeding within 60 days following such notice.

The indenture will require us every year to deliver to the trustee a statement as to performance of our obligations under the indenture and as to any defaults.

A default in the payment of the notes, or a default with respect to the notes that causes them to be accelerated, may give rise to a cross-default under our credit facilities or other indebtedness.

Satisfaction and Discharge of the Indenture

The indenture will generally cease to be of any further effect with respect to the notes; if:

•	we have delivered to the trustee for cancellation all notes (with certain limited exceptions); or

•	all notes not previously delivered to the trustee for cancellation have become due and payable, whether at stated maturity or any redemption date or any purchase date (including upon the occurrence of a Fundamental Change), or upon conversion or otherwise, and we have deposited with the trustee as trust funds the entire amount sufficient to pay all of the notes;

•	and if, in either case, we also pay or cause to be paid all other sums payable under the indenture by us.

Legal Defeasance and Covenant Defeasance

The notes are not subject to any defeasance provisions under the indenture.

Modification and Waiver

We may enter into supplemental indentures for the purpose of modifying or amending the indenture with the consent of holders of at least a majority in aggregate principal amount of each series of our outstanding debt securities affected. However, the consent of all of the holders of our debt securities that are affected by any modification or amendment is required for any of the following:

•	to reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	to reduce the rate of or extend the time for payment of interest on any debt security or reduce the amount of any interest payment to be made with respect to any debt security and, in the case of the notes, to alter the manner of calculation or rate of contingent interest or additional amounts payable on any note or extend the time for payment of any such amount;

•	to reduce the principal of or change the stated maturity of principal of, or any installment of principal of or interest on, any debt security or reduce the amount of principal of any original issue discount security that would be due and payable upon declaration of acceleration of maturity;

•	to reduce the redemption price, repurchase price (including upon the occurrence of a Fundamental Change) or any premium payable upon the redemption of any debt security or change the time at which any debt security may or shall be redeemed;

•	to make any debt security payable in a currency other than that stated in that debt security;

•	to release any security that may have been granted with respect to the debt securities;

•	to make any change in the provisions of the indenture relating to waivers of defaults or amendments that require unanimous consent;

•	to change any obligations provided for in the indenture to pay any additional interest with respect to bearer securities;

•	to limit our obligations to maintain a paying agency outside the United States for payment on bearer securities or limit our obligation to redeem certain bearer securities;

•	to change any place of payment where any debt security or any premium or interest thereon is payable;

•	to make any change that adversely affects the right to convert or exchange any debt security into or for other securities, whether or not issued by us, cash or property in accordance with its terms;

•	to impair the right to bring a lawsuit for the enforcement of any payment on or after the stated maturity of any debt security (or in the case of redemption, on or after the date fixed for redemption); or

•	to modify any of the above provisions of the indenture, except to increase the percentage in principal amount of debt securities of any series whose holders must consent to an amendment or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security affected by the modification or waiver.

In addition, we and the trustee with respect to the indenture may enter into supplemental indentures without the consent of the holders of the debt securities for one or more of the following purposes:

•	to evidence that another person has become our successor under the provisions of the indenture relating to consolidations, mergers, and sales of assets and that the successor assumes our covenants, agreements, and obligations in the indenture and in the debt securities;

•	to surrender any of our rights or powers under the indenture, to add to our covenants further covenants, restrictions, conditions, or provisions for the protection of the holders of all or any series of debt securities, and to make a default in any of these additional covenants, restrictions, conditions, or provisions a default or an event of default under the indenture;

•	to cure any ambiguity or to make corrections to the indenture, any supplemental indenture, or any debt securities, or to make such other provisions in regard to matters or questions arising under the indenture that do not adversely affect the interests of any holders of debt securities of any series;

•	to modify or amend the indenture to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act of 1939 as then in effect;

•	to add to or change any of the provisions of the indenture to provide that bearer securities may be registrable as to principal, to change or eliminate any restrictions on the payment of principal or premium with respect to registered securities or of principal, premium, or interest with respect to bearer securities, or to permit registered securities to be exchanged for bearer securities, so long as none of these actions adversely affects the interests of the holders of debt securities or any coupons of any series in any material respect or permits the issuance of debt securities of any series in uncertificated form;

•	to add guarantees with respect to the debt securities or to secure the debt securities;

•	to make any change that does not adversely affect the rights of any holder of a series of debt securities under the indenture;

•	to add to, change, or eliminate any of the provisions of the indenture with respect to one or more series of debt securities, so long as the addition, change, or elimination not otherwise permitted under the indenture will (1) neither apply to any debt security of any series created before the execution of the supplemental indenture and entitled to the benefit of that provision nor modify the rights of the holders of that debt security with respect to that provision or (2) become effective only when there is none of that debt security outstanding;

•	to evidence and provide for the acceptance of appointment by a successor or separate trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as necessary to provide for the administration of the indenture by more than one trustee; and

•	to establish the form or terms of debt securities and coupons of any series.

Book-Entry System

We issued the notes in the form of global securities. The global securities were deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. The notes sold pursuant to this prospectus will be represented by one or more new unrestricted global securities. Except under circumstances described below, the notes will not be issued in definitive form.

Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the indenture. Principal and interest payments, if any, on notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither we, the trustee, any paying agent or the security registrar for the notes will have any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants.

Beneficial owners of interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

Unless and until they are exchanged in whole or in part for notes in definitive form, the global securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

If DTC at any time is unwilling or unable to continue as a depositary, defaults in the performance of its duties as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 or other applicable statute or regulation, and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive form in exchange for the global securities relating to the notes. In addition, we may at any time and in our sole discretion determine not to have the notes or portions of the notes represented by one or more global securities and, in that event, will issue individual notes in exchange for the global security or securities representing the notes. Further, if we so specify with respect to any notes, an owner of a beneficial interest in a global security representing the notes may, on terms acceptable to us and the depositary for the global security, receive individual notes in exchange for the beneficial interest. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of notes represented by the global security equal in principal amount to the beneficial interest, and to have the notes registered in its name. Notes so issued in definitive form will be issued as registered notes in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us. Such notes will be subject to certain restrictions on registration of transfers as described under “Transfer Restrictions” and will bear the legend set forth thereunder.

The Trustee

JPMorgan Chase Bank, successor to Chase Bank of Texas, National Association and Texas Commerce Bank National Association, is the initial trustee, conversion agent, paying agent, transfer agent and registrar with respect to the notes. JPMorgan Chase Bank is also the trustee under all other series of debt securities we have issued under the indenture and acts as a depositary for funds of, performs certain other services for, and transacts other banking business with us and certain of our subsidiaries in the normal course of business. JPMorgan Chase Bank is a participating lender under our current multiyear credit facility, a counterparty in some of our foreign exchange transactions, a participant in one of our structured financing transactions and a paying agent for our domestic commercial paper programs. The address of the trustee is 600 Travis, Suite 1150, Houston, Texas 77002.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York of the United States of America.

DESCRIPTION OF OUR CAPITAL STOCK

The following descriptions are summaries of the material terms of our common stock, preferred stock, articles of incorporation and bylaws. This summary is qualified by reference to our restated certificate of incorporation and amended and restated bylaws, each as amended to date, copies of which we have previously filed with the SEC, and by provisions of applicable law. Our authorized capital stock consists of 2,200,000,000 shares of stock, including:

•	2,000,000,000 shares of common stock, $0.01 par value per share, of which 515,304,946 shares were issued and outstanding as of December 31, 2004; and

•	200,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are currently issued or outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share with respect to each matter submitted to a vote of our stockholders, subject to voting rights that may be established for shares of our preferred stock, if any. Except as may be provided in connection with our preferred stock or as otherwise may be required by law or our restated certificate of incorporation, our common stock is the only capital stock entitled to vote in the election of directors. Our common stock does not have cumulative voting rights.

Subject to the rights of holders of our preferred stock, if any, holders of our common stock are entitled to receive dividends and distributions lawfully declared by our board of directors. If we liquidate, dissolve, or wind up our business, whether voluntarily or involuntarily, holders of our common stock will be entitled to receive any assets available for distribution to our stockholders after we have paid or set apart for payment the amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of such series of preferred stock.

The outstanding shares of our common stock are fully paid and nonassessable. Our common stock does not have any preemptive, subscription or conversion rights. We may issue additional shares of our authorized common stock as it is authorized by our board of directors from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.

Preferred Stock

Our board of directors has been authorized to provide for the issuance of shares of our preferred stock in multiple series without the approval of stockholders. With respect to each series of our preferred stock, our board of directors has the authority to fix the following terms:

•	the designation of the series;

•	the number of shares within the series;

•	whether dividends are cumulative and, if cumulative, the dates from which dividends are cumulative;

•	the rate of any dividends, any conditions upon which dividends are payable, and the dates of payment of dividends;

•	whether the shares are redeemable, the redemption price and the terms of redemption;

•	the amount payable to you for each share you own if we dissolve or liquidate;

•	whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;

•	any restrictions on issuance of shares in the same series or any other series;

•	voting rights applicable to the series of preferred stock; and

•	any other rights, preferences or limitations of such series.

Our ability to issue preferred stock, or rights to purchase such shares, could discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of preferred stock containing class voting rights that would enable the holders of such preferred stock to block a business combination transaction. Alternatively, we could facilitate a business combination transaction by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. Additionally, under certain circumstances, our issuance of preferred stock could adversely affect the voting power of the holders of our common stock. Although our board of directors is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

Limitation on Directors’ Liability

Our restated certificate of incorporation provides, as authorized by Section 102(b)(7) of the Delaware General Corporation Law, that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Section 203 of the Delaware General Corporation Law

Section 203 of the Delaware General Corporation Law prohibits a defined set of transactions between a Delaware corporation, such as us, and an “interested stockholder.” An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision may prohibit business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term “business combination” is broadly defined to include mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

This prohibition is effective unless:

•	The business combination is approved by the corporation’s board of directors prior to the time the interested stockholder becomes an interested stockholder;

•	The interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or

•	The business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, the prohibitions do not apply to business combinations with persons who were stockholders before we became subject to Section 203 in 1996.

Special Charter and Bylaw Provisions

Our amended and restated bylaws contain provisions requiring that advance notice be delivered to us of any business to be brought by a stockholder before an annual meeting of stockholders and providing for certain procedures to be followed by stockholders in nominating persons for election to our board of directors. Generally, such advance notice provisions provide that the stockholder must give written notice to our Secretary not less than 90 days nor more than 270 days before the scheduled date of the annual meeting of our stockholders. The notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the bylaws. Such requirement is in addition to those set forth in the regulations adopted by the SEC under the Exchange Act. Our restated certificate of incorporation currently provides that, subject to any rights of holders of preferred stock to elect one or more directors, the number of directors shall not be fewer than three nor more than fifteen and provides for a classified board of directors, consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual stockholders’ meeting for election of directors following the most recent election of such class. However, we are presenting to shareholders for approval at our 2005 Annual Meeting of Shareholders a proposal to amend our restated certificate of incorporation to declassify our board and provide for annual election of directors commencing in 2006. Our directors may be removed only for cause.

The restated certificate of incorporation provides that stockholders may not act by written consent in lieu of a meeting, unless such written consent is unanimous. Special meetings of the stockholders may be called by the Chairman of the Board or by the board of directors, but may not be called by stockholders. The amended and restated bylaws may be amended by the board of directors or by the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of our outstanding capital stock entitled to vote in the election of directors.

The restated certificate of incorporation also contains a “fair price” provision that applies to certain business combination transactions involving any person or group that beneficially owns at least 10% of the aggregate voting power of our outstanding capital stock, referred to as “related person.” The “fair price” provision requires the affirmative vote of the holders of (i) at least 80% of our voting stock and (ii) at least 66 2/3% of our voting stock not beneficially owned by the related person, to approve certain transactions between the related person and us or our subsidiaries, including any merger, consolidation or share exchange, any sale, lease, exchange, pledge or other disposition of our assets or our subsidiaries having a fair market value of at least $10 million, any transfer or issuance of our securities, the assets of or the securities of our subsidiaries, any adoption of a plan or proposal by us of our voluntary liquidation or dissolution, certain reclassifications of our securities or recapitalizations or certain other transactions, in each case involving the related person. This voting requirement will not apply to certain transactions, including: any transaction in which the consideration to be received by the holders of each class of capital stock is the same in form and amount as that paid in a tender offer in which the related person acquired at least 50% of the outstanding shares of such class and which was consummated not more than one year earlier, or not less in amount than the highest per share price paid by the related person for shares of such class; or any transaction approved by our continuing directors (as defined in the restated certificate of incorporation). This provision could have the effect of delaying or preventing change in control in a transaction or series of transactions that did not satisfy the “fair price” criteria. However, we are presenting to shareholders for approval at our 2005 Annual Meeting of Shareholders a proposal to amend our restated certificate of incorporation to remove this “fair price” provision.

The provisions of the restated certificate of incorporation relating to our board of directors, the limitation of actions taken by written consent, the calling of special meetings, the amendment of the amended and restated bylaws and the “fair price” provision may be amended only by the affirmative vote of the holders of at least 80% of the aggregate voting power of our outstanding capital stock entitled to vote for the election of directors. However, we are presenting to shareholders for approval at our 2005 Annual Meeting of Shareholders a proposal to amend our restated certificate of incorporation to delete the supermajority voting requirement with respect to an amendment of such provisions.

The foregoing provisions of the restated certificate of incorporation and the amended and restated bylaws, together with the provisions of Section 203 of the DGCL, could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirors from making an offer to our stockholders and of limiting any opportunity to realize premiums over prevailing market prices for our common stock in connection therewith. This could be the case notwithstanding that a majority of our stockholders might benefit from such a change in control or offer.

Transfer Agent and Registrar

American Stock Transfer & Trust Company serves as the registrar and transfer agent for the common stock.

Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange and the London Stock Exchange. The trading symbol for our common stock on the New York Stock Exchange is “EDS.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

This is a summary of material United States federal income tax consequences relevant to holders of the notes. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes) or possible differing interpretations. The discussion below deals only with holders who purchase notes upon their initial issuance at their initial issue price as shown on the cover page and who hold the notes (and the shares of our common stock acquired upon conversion of the notes) as capital assets. The discussion does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding the notes (or our common stock acquired upon conversion of a note) in a tax-deferred or tax-advantaged account or persons holding the notes or shares of common stock as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes.

We do not address all of the tax consequences that may be relevant to an investor in the notes. In particular, we do not address:

•	the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of the notes (or our common stock acquired upon conversion of a note);

•	the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of the notes (or our common stock acquired upon conversion of a note);

•	the United States federal income tax consequences to holders whose functional currency is not the United States dollar; or

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of the notes (or our common stock acquired upon conversion of a note).

Persons considering the purchase of the notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes (or our common stock acquired upon conversion of a note) arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

For purposes of the discussion that follows, a U.S. holder is a beneficial owner of the notes (or our common stock acquired upon conversion of a note) that for U.S. federal income tax purposes is:

•	an individual citizen or resident of the United States;

•	A corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, or any political subdivision thereof;

•	an estate if its income is subject to United States federal income taxation regardless of its source, or a trust (1) that is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Except in the case of a partnership, a Non-U.S. holder is a beneficial owner of the notes (or our common stock acquired upon conversion of a note) other than a U.S. holder. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the notes (or our common stock acquired upon conversion of a note), the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the notes (or our common stock acquired upon conversion of a note) that is a partnership and partners in such partnership should consult their individual tax advisors about the United States federal income tax consequences of holding and disposing of the notes (or our common stock acquired upon conversion of a note).

No statutory or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for United States federal income tax purposes. The Internal Revenue Service (the “IRS”) has recently issued a revenue ruling with respect to instruments similar to the notes. To the extent it addresses the issues, this ruling supports certain aspects of the treatment described below. No ruling has been or is expected to be sought from the IRS with respect to the United States federal income tax consequences to the holders of the notes. The IRS would not be precluded from taking contrary positions. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below.

We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes and our common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the Notes

We intend to treat the notes as indebtedness for United States federal income tax purposes and intend to take the position that the notes will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the “CPDI regulations”). Pursuant to the terms of the indenture, we and each holder of the notes agree, for United States federal income tax purposes, to treat the notes as debt instruments that are subject to the CPDI regulations, and the remainder of this discussion assumes that the notes will be so treated.

In addition, under the indenture, each holder will be deemed to have agreed to treat the fair market value of our common stock received by such holder upon conversion as a contingent payment and to accrue interest with respect to the notes as original issue discount for United States federal income tax purposes according to the “noncontingent bond method,” set forth in section 1.1275-4(b) of the CPDI regulations, using the comparable yield (as defined below) compounded semiannually and the projected payment schedule (as defined below) determined by us. Notwithstanding the issuance of the recent revenue ruling referred to above, the application of the CPDI regulations to instruments such as the notes is uncertain in several respects, and, as a result, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In particular, a holder might be required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of the notes into shares of our common stock, and might recognize capital gain or loss upon a taxable disposition of the notes. Holders should consult their tax advisors concerning the tax treatment of holding and disposing of the notes.

Treatment of U.S. Holders

Accrual of Interest on the Notes

Pursuant to the CPDI regulations, a U.S. holder will be required to accrue interest income on the notes, which we sometimes refer to as original issue discount, in the amounts described below, regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. Accordingly, U.S. holders will likely be required to include interest in taxable income in each year in excess of the accruals on the notes for non-tax purposes (i.e., in excess of the stated semi-annual cash interest payable on the notes and any contingent interest payments actually received in that year).

The CPDI regulations provide that a U.S. holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

(1) the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield (as defined below) of the notes, adjusted for the length of the accrual period;

(2) divided by the number of days in the accrual period; and

(3) multiplied by the number of days during the accrual period that the U.S. holder held the notes.

The notes’ issue price is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments (as defined below) previously made (including payments of stated cash interest) with respect to the notes.

Unless certain conditions are met, the term “comparable yield” means the annual yield we would pay, as of the initial issue date, on a noncontingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise comparable to those of the notes. We intend to take the position that the comparable yield for the notes is 5.8%, compounded semiannually. The precise manner of calculating the comparable yield, however, is not entirely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could differ materially from the comparable yield provided by us. Moreover, the projected payment schedule could differ materially from the projected payment schedule provided by us.

The CPDI regulations require that we provide to U.S. holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the notes. This schedule must produce the comparable yield. The projected payment schedule includes the semiannual stated cash interest payable on the notes at the rate of 3.875% per annum, estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature. In this connection, the fair market value of any common stock (and cash, if any) received by a holder upon conversion will be treated as a contingent payment.

The comparable yield and the schedule of projected payments will be set forth in the indenture. U.S. holders may also obtain the projected payment schedule by submitting a written request for such information to: Electronic Data Systems Corporation, 5400 Legacy Drive, Plano, Texas 75024-3105, Attention: Treasurer.

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. holder’s interest accruals and adjustments thereof in respect of the notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the notes.

Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”).

Adjustments to Interest Accruals on the Notes

As noted above, the projected payment schedule includes amounts attributable to the stated semiannual cash interest payable on the notes. Accordingly, the receipt of the stated semi-annual cash interest payments will not be separately taxable to U.S. holders. If, during any taxable year, a U.S. holder receives actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. holder will incur a “net positive adjustment” under the CPDI regulations equal to the amount of such excess. The U.S. holder will treat a “net positive adjustment” as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property received in that year, including the fair market value of our common stock received upon conversion.

If a U.S. holder receives in a taxable year actual payments with respect to the notes for that taxable year that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. holder will incur a “net negative adjustment” under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) first reduce the U.S. holder’s interest income on the notes for that taxable year and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. holder’s interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any negative adjustment in excess of the amounts described in (a) and (b) will be carried forward and treated as a negative adjustment in the succeeding taxable year and will offset future interest income accruals in respect of the notes or will reduce the amount realized on the sale, exchange, purchase by us at the holder’s option, conversion, redemption or retirement of the notes.

Sale, Exchange, Conversion or Redemption of the Notes

Generally, the sale or exchange of a note, the purchase of a note by us at the holder’s option or the redemption or retirement of a note for cash will result in taxable gain or loss to a U.S. holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the notes includes the receipt of common stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the receipt of our common stock by a U.S. holder upon the conversion of a note as a contingent payment under the CPDI regulations. Under this treatment, conversion also would result in taxable gain or loss to the U.S. holder. As described above, holders will be deemed to have agreed to be bound by our determination of the comparable yield and the schedule of projected payments.

The amount of gain or loss on a taxable sale, exchange, purchase by us at the holder’s option, conversion, redemption or retirement would be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder, including the fair market value of any of our common stock received, and (b) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note will generally be equal to the U.S. holder’s original purchase price for the note, increased by any interest income previously accrued by the U.S. holder (determined without regard to any adjustments to interest accruals described in “—Adjustments to Interest Accruals on the Notes” above), and decreased by the amount of any projected payments that have been previously made in respect of the notes to the U.S. holder (without regard to the actual amount paid). Gain recognized upon a sale, exchange, purchase by us at the holder’s option, conversion, redemption or retirement of a note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

A U.S. holder’s tax basis in our common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The U.S. holder’s holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends

If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes were increased, or if the conversion rate on the notes is increased because of an increase in the dividend rate on the common stock, such increase might be deemed to be the payment of a taxable dividend to holders of the notes.

For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness, or assets, or an increase in the event of an extraordinary cash dividend may result in deemed dividend treatment to holders of the notes, but, generally, an increase in the event of stock dividends or the distribution of rights to subscribe for common stock would not be so treated.

Additional Amounts

We may be required to make payments of additional amounts if the shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted by the registration rights agreement, as described under “Registration Rights.” We intend to take the position for United States federal income tax purposes that any such additional payments should be taxable to U.S. holders as additional ordinary income when received or accrued, in accordance with their method of tax accounting. Our determination is binding on holders of the notes, unless they explicitly disclose that they are taking a different position to the IRS on their tax returns for the year during which they acquire the note. The IRS could take a contrary position from that described above, which could affect the timing and character of U.S. holders’ income from the notes with respect to the payments of additional amounts.

U.S. holders should consult their tax advisors concerning the appropriate tax treatment of the payment of any additional amounts with respect to the notes.

Dividends on Common Stock

If, after a U.S. holder converts a note into our common stock, we make distributions on our common stock, the distributions will constitute dividends taxable to the holder as ordinary income for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the U.S. holder receives distributions on shares of common stock that would otherwise constitute dividends for United States federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the holder’s tax basis in the shares of common stock. Any such distributions in excess of the U.S. holder’s tax basis in the shares of common stock will generally be treated as capital gain. Subject to applicable limitations, distributions on our common stock constituting dividends paid to holders that are United States corporations will qualify for the dividends received deduction.

Pursuant to recently enacted legislation, dividends on our common stock paid to certain U.S. holders (including individuals) may qualify for preferential United States federal income tax rates.

Sale of Common Stock

A U.S. holder generally will recognize capital gain or loss on a sale or exchange of our common stock. The U.S. holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s tax basis in the common stock, which will generally be the fair market value of the common stock at the time of the conversion. The proceeds received by a U.S. holder will include the amount of any cash and the fair market value of any other property received for the common stock. The gain or loss recognized by a U.S. holder on a sale or exchange of common stock will be long-term capital gain or loss if the holder’s holding period for the common stock is more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Treatment of Non-U.S. Holders

Ownership of the Notes

Except as described in “—Effectively Connected Income” below, all payments and accruals of interest on the notes with respect to a Non-U.S. holder, including interest payments, a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the notes will be exempt from United States income and withholding tax provided that: (i) such Non-U.S., holder does not own, actually, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code, (ii) the statement requirement described below has been fulfilled with respect to the beneficial owner, as discussed below and (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States. However, if a Non-U.S. holder were deemed to have received a constructive dividend (see “—Constructive Dividends” above), the Non-U.S. holder will generally be subject to United States federal withholding tax at a 30% rate, subject to a reduction by an applicable treaty, on the taxable amount of such dividend (see “—Ownership of Common Stock” below).

The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

Ownership of Common Stock

If, after a Non-U.S. holder converts a note into common stock, we make distributions on our common stock, the distributions will constitute a dividend for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. Except as described in “—Effectively Connected Income” below, dividends paid on common stock held by a Non-U.S. holder will be subject to United States federal withholding tax at a rate of 30% or lower treaty rate, if applicable. A Non-U.S. holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by filing IRS Form W-8BEN upon which the Non-U.S. holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate with respect to such payments.

Adjustments to Conversion Rate

A Non-U.S. holder may be subject to United States federal withholding tax at a rate of 30% or lower treaty rate, if applicable, on income attributable to an adjustment to the conversion rate of the notes.

Disposition of Notes or Common Stock

Any gain or income realized by a Non-U.S. holder on the conversion, redemption, or other disposition of the notes (other than gain attributable to accrued contingent interest payments) or common stock generally will not be subject to United States federal income tax unless:

•	that gain or income is effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States;

•	the Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or we are or have been a “U.S. real property holding corporation” for United States federal income tax purposes. In this regard, we do not believe that we are currently a U.S. real property holding corporation, and we think it is unlikely that we will become one, although there can be no assurance that this will be the case. In any event, if we were to become a U.S. real property holding corporation, so long as our common stock continued to be regularly traded on an established securities market, a Non-U.S. holder would not be subject to U.S. federal income tax on the conversion, redemption or other disposition of a note or common stock so long as the holder does not and has not owned more than five percent of our notes or more than five percent of our outstanding common stock.

Effectively Connected Income

If a Non-U.S. holder is engaged in a trade or business in the United States (or, if a tax treaty applies, if the Non-U.S. holder maintains a permanent establishment within the United States) and contingent interest or other interest or original issue discount on the notes, dividends on the common stock, or gain from a sale, redemption, conversion or other disposition of the notes or the common stock, as the case may be, is effectively connected with the conduct of that trade or business (or if a treaty applies, of that permanent establishment), the Non-U.S. holder will be subject to United States federal income tax on such effectively connected income and gain on a net income basis in the same manner as if the Non-U.S. holder were a U.S. holder (and, if the Non-U.S. holder is a foreign corporation, it may be subject to a 30% branch profits tax). In such a case, the Non-U.S. holder would not be subject to the withholding tax described above, provided that the holder provides a properly executed IRS Form W-8ECI (or a suitable form) stating that such payments are not subject to withholding tax because they are effectively connected with the holder’s conduct of a trade or business in the United States.

Backup Withholding Tax and Information Reporting

A U.S. holder may be subject to United States federal backup withholding tax at the applicable statutory rate with respect to payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of the notes) on the notes, the payments of dividends on our common stock, and the proceeds of dispositions of the notes or our common stock, if the U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States backup withholding certification requirements. A Non-U.S. holder may be subject to United States backup withholding tax on payments on the notes or our common stock and the proceeds from a sale or other disposition of the notes or our common stock unless the Non-U.S. holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against a holder’s United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS. Payments on the notes and our common stock, as well as the proceeds from a sale or other disposition, may be subject to information reporting. Holders of the notes should consult their tax advisors concerning the application of the backup withholding and information reporting rules in their particular circumstances.

SELLING SECURITY HOLDERS

We originally issued the notes in transactions exempt from or not subject to registration under the Securities Act of 1933. The notes and the common stock issuable upon conversion thereof that may be offered under this prospectus will be offered by the selling security holders, which includes their donees, pledgees, transferees and other successors-in-interest. Only those notes and shares of common stock issuable upon conversion thereof listed below may be offered for resale by the selling holders pursuant to this prospectus.

The following table sets forth certain information, as of March 31, 2005, about the principal amount of notes beneficially owned by each selling security holder and the number of shares of common stock issuable upon conversion of those notes that may be offered from time to time pursuant to this prospectus.

The percentage of notes outstanding beneficially owned by each selling security holder is based on $690,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering does not include shares of common stock issuable upon conversion of the notes. The number of shares of common stock shown in the table below assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 29.2912 shares per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under “Description of the Notes—Conversion Rights.” Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding (3)
1976 Distribution Inst FBO AR Lauder/Finterhofer (6)	9,000	*	-0-	263		*
2000 Revocable Trust FBO AR Lauder/Finterhofer (6)	8,000	*	-0-	234		*
Acacia Life Insurance (7)	400,000	*	-0-	11,716		*
Alcon 401(k) Retirement Plan (7)	750,000	*	-0-	21,968		*
Alcon Laboratories (6)	459,000	*	-0-	13,444		*
Alexandra Global Master Fund, Ltd.	5,000,000	*	-0-	146,456		*
Allentown City Firefighters Pension Plan (6)	13,000	*	-0-	380		*
Allentown City Officers and Employees Pension Fund (6)	20,000	*	-0-	585		*
Allentown City Police Pension Plan (6)	28,000	*	-0-	820		*
American Fidelity Assurance Company (7)	400,000	*	-0-	11,716		*
American Investors Life Insurance Company (26)	700,000	*	-0-	20,503		*
AmerUs Life Insurance Company (26)	7,000,000	1	-0-	205,038		*
Arapahoe County Colorado (6)	57,000	*	-0-	1,669		*
Arlington County Employees Retirement System (6)	794,000	*	-0-	23,257		*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding (3)
Asante Health Systems (6)	120,000	*	-0-	3,514		*
Bank of America Pension Plan (24)	3,000,000	*	-0-	87,873		*
Bankers Life Insurance Company of New York (26)	100,000	*	-0-	2,929		*
BCS Life Insurance (7)	530,000	*	-0-	15,524		*
Blue Cross Blue Shield of Louisiana (7)	650,000	*	-0-	19,039		*
British Virgin Islands Social Security Board (6)	105,000	*	-0-	3,075		*
CDC Financial Products (10)	3,000,000	*	-0-	87,873		*
Century National Insurance Company (7)	750,000	*	-0-	21,968		*
Christus Health Liability Retention Trust (7)	290,000	*	-0-	8,494		*
Chrysler Insurance Co. (7)	2,900,000	*	-0-	84,944		*
CIBC World Markets	200,000	*	-0-	5,858		*
Citigroup Global Markets Inc. (12)	9,892,000	1.4	-0-	289,749		*
City and County of San Francisco Retirement System (6)	1,349,000	*	-0-	39,514		*
City of New Orleans (6)	242,000	*	-0-	7,088		*
City University of New York (6)	179,000	*	-0-	5,243		*
CNH CA Master Account LP	500,000	*	-0-	14,645		*
CODA Capital Management	560,000	*	-0-	16,403		*
Convertible Securities Fund	80,000	*	-0-	2,343		*
Credit Suisse First Boston LLC (12)	200,000	*	-0-	5,858		*
CSA Fraternal Life (7)	30,000	*	-0-	878		*
DB Equity Opportunities Master Portfolio Ltd.	6,000,000	*	-0-	175,747		*
DeAm Convertible Arbitrage	2,000,000	*	-0-	58,582		*
Delaware Public Employee Retirement System (6)	1,755,000	*	-0-	51,406		*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding (3)
Deutsche Bank Securities	3,051,000	*	-0-	89,367		*
Dodeca Fund, L.P. (26)	1,950,000	*	-0-	57,117		*
Dylan (IMA) Ltd (29)	4,500,000	*	-0-	131,810		*
Federated Rural Electric Insurance Exchange (7)	270,000	*	-0-	7,908		*
FrontPoint Convertible Arbitrage Fund, L.P. (27)	3,000,000	*	-0-	87,874		*
Gaia Offshore Master Fund Ltd. (39)	4,000,000	*	-0-	117,164		*
General Motors Welfare Benefit Trust (24)	1,500,000	*	-0-	43,936		*
Georgia Municipal (6)	827,000	*	-0-	24,223		*
GLG Market Neutral Fund	40,000,000	5.8	-0-	1,171,648		*
Global Bermuda Limited Partnership (34)	9,500,000	1.3	-0-	278,266		*
Goldman Sachs & Company	3,670,000	*	-0-	107,498		*
Goodville Mutual Casualty Company (7)	110,000	*	-0-	3,222		*
Government of Singapore Investment Corporation Pte Ltd.	2,500,000	*	1,075,022	73,228		*
Grable Foundation (6)	106,000	*	-0-	3,104		*
Grady Hospital Foundation (6)	157,000	*	-0-	4,598		*
Grange Mutual Casualty Company (7)	360,000	*	-0-	10,544		*
Guaranty Income Life Insurance (7)	430,000	*	-0-	12,595		*
Guggenheim Portfolio Co. XV, LLC (15)	752,000	*	-0-	22,027		*
HFR CA Select Fund (7)	1,800,000	*	-0-	52,724		*
Highbridge International LLC (10)(28)	5,000,000	*	-0-	146,456		*
IL Annuity and Insurance Company (26)	23,900,000	3.4	-0-	700,059		*
Independence Blue Cross (6)	496,000	*	-0-	14,528		*
Indiana Lumbermens Mutual Insurance Company (7)	300,000	*	-0-	8,787		*
Inflective Convertible Opportunity Fund I, LP (26)	50,000	*	-0-	1,464		*
Integrity Mutual Insurance Company (7)	350,000	*	-0-	10,251		*
Jefferies & Company Inc. (14)	3,000	*	-0-	87		*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding (3)
Jefferies Umbrella Fund US Convertible Bond	100,000	*	-0-	2,929		*
KBC Convertible Mac28 Fund (10)(37)	3,620,000	*	-0-	106,034		*
KBC Convertible Opportunities Fund (10)(37)	25,460,000	3.7	-0-	745,754		*
KBC Financial Products USA Inc. (22)	4,800,000	*	-0-	140,597		*
KBC Multi Strategy Arbitrage Fund (10)(37)	5,330,000	*	-0-	156,122		*
KESA (7)	270,000	*	-0-	7,908		*
Koch Industries Inc. Master Pension Trust (7)	300,000	*	-0-	8,787		*
Lakeshore International Limited (34)	38,000,000	5.5	-0-	1,113,065		*
Landmark Life Insurance Company (7)	110,000	*	-0-	3,222		*
Laurel Ridge Capital, LP (17)	3,000,000	*	-0-	87,873		*
LDG Limited (18)	79,000	*	-0-	2,314		*
Lexington Vantage Fund (18)	20,000	*	-0-	585		*
Lincoln Heritage Life Insurance Company (7)	130,000	*	-0-	3,807		*
Louisiana CCRF (10)(11)	195,000	*	-0-	5,711		*
Lydian Global Opportunities Master Fund Ltd (29)	9,000,000	1.3	-0-	263,620		*
Lydian Overseas Partners Master Fund Ltd (29)	25,000,000	3.6	-0-	732,280		*
Lyxor/Gaia II Fund Ltd. (39)	1,000,000	*	-0-	29,291		*
Man Convertible Bond Master Fund Ltd. (30)	7,247,000	1.1	-0-	212,273		*
Managed Assets Trust (35)	400,000	*	-0-	11,716		*
Medico Life Insurance Co. (7)	400,000	*	-0-	11,716		*
Melody IAM Ltd. (10)(37)	3,590,000	*	-0-	105,155		*
Merrill Lynch Insurance Group (6)	397,000	*	-0-	11,628		*
Merrill Lynch, Pierce, Fenner & Smith	3,250,000	*	-0-	95,196		*
Michigan Mutual Insurance Company (7)	1,000,000	*	-0-	29,291		*
Middle Cities Risk Management Trust (7)	120,000	*	-0-	3,514		*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding (3)
Municipal Employees (6)	283,000	*	-0-	8,289		*
Mutual Protective Insurance Co. (7)	800,000	*	-0-	23,432		*
Nations Convertible Securities Fund	20,900,000	3	-0-	612,186		*
Nevada General Insurance Company (7)	40,000	*	-0-	1,171		*
New Era Life Insurance Co. (7)	300,000	*	-0-	8,787		*
New Orleans Firefighters Pension/Relief Fund (6)	161,000	*	-0-	4,715		*
Northern Income Equity Fund	3,000,000	*	-0-	87,873		*
Nuvien Preferred & Convertible Fund JQC (10)(11)	7,000,000	*	-0-	205,038		*
Nuvien Preferred & Convertible Income Fund JPC (10)(11)	6,435,000	*	-0-	188,488		*
Occidental Petroleum Corporation (6)	319,000	*	-0-	9,343		*
Ohio Bureau of Workers Compensation (6)	215,000	*	-0-	6,297		*
Oppenheimer Convertible Securities Fund (10)	4,000,000	*	-0-	117,164		*
Pacific Investment Management Co.	800,000	*	-0-	23,433		*
Pacific Life Insurance Company	1,000,000	*	-0-	29,291		*
Peoples Benefit Life Insurance Company Teamsters (24)	1,000,000	*	-0-	29,291		*
Philanthropic Mutual Life Insurance Co. (7)	80,000	*	-0-	2,343		*
Physicians Life Insurance Co. (7)	1,200,000	*	-0-	35,149		*
Policeman and Fireman Retirement System of the City of Detroit (6)	667,000	*	-0-	19,537		*
Premera Blue Cross (7)	2,000,000	*	-0-	58,582		*
Pro-Mutual (6)	891,000	*	-0-	26,098		*
Pyramid Equity Strategies Fund	1,500,000	*	-0-	43,936		*
Quincy Mutual Fire Insurance Co. (7)	700,000	*	-0-	20,503		*
Ramius Capital Group (10) (15)	1,129,000	*	-0-	33,070		*
Ramius LP (10) (15)	113,000	*	-0-	3,310		*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding (3)
Ramius Master Fund LTD (10) (15)	7,818,000	1.1	-0-	228,999		*
Ramius Partners II, LP (10) (15)	180,000	*	-0-	5,272		*
RCG Baldwin LP (10) (15)	752,000	*	-0-	22,027		*
RCG Halifax Master Fund (10) (15)	338,000	*	-0-	9,900		*
RCG Latitude Master Fund LTD (10) (15)	3,419,000	*	-0-	100,147		*
RCG Multi Strategy Master Fund, Ltd (10) (15)	1,180,000	*	-0-	34,564		*
Recon Arbitrage Master Fund, Ltd.	3,000,000	*	-0-	87,873		*
Retail Clerks Pension Trust (24)	1,500,000	*	-0-	43,936		*
San Diego County Employee Retirement Association (7)	2,200,000	*	-0-	64,440		*
San Francisco Employees’ Retirement System (7)	2,600,000	*	-0-	76,157		*
Scor Life Re Convertible Program (7)	460,000	*	-0-	13,473		*
SDCERA Convertible Arbitrage (7)	2,200,000	*	-0-	64,440		*
Siemens Convertible Global Markets (32)	2,000,000	*	-0-	58,582		*
St. Albans Partners Ltd. (24)	110,000	*	-0-	3,222		*
St. Thomas Trading Ltd. (10)(30)	13,753,000	1.9	-0-	402,841		*
Standard Mutual Insurance Co. (7)	270,000	*	-0-	7,908		*
State National Insurance Company	200,000	*	-0-	5,858		*
State of Maryland Retirement Agency (6)	3,803,000	*	-0-	111,394		*
Teachers Insurance and Annuity Association of America (36)	16,000,000	2.3	-0-	468,659		*
Texas Builders Insurance Co. (7)	100,000	*	-0-	2,929		*
Thrivent Financial for Lutherans (10)	3,000,000	*	-0-	87,873		*
TQA Master Fund, Ltd. (18)	773,000	*	-0-	22,642		*
TQA Master Plus Fund, Ltd. (18)	1,185,000	*	-0-	34,710		*
TQA Special Opportunities Master Fund, Ltd. (18)	1,900,000	*	-0-	55,653		*
Travelers Series Trust Convertible Bond Portfolio (35)	951,000	*	-0-	27,855		*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding (3)
Tredia Performance Fund	200,000	*	-0-	5,858		*
Triborough Partners International Ltd (38)	4,900,000	*	-0-	143,526		*
Triborough Partners LLC (38)	2,100,000	*	-0-	61,511		*
Trustmark Insurance (6)	404,000	*	-0-	11,833		*
UBS AG London FBO PB Desk	15,000,000	2.2	-0-	439,368		*
UBS Securities LLC (12)	425,000	*	-0-	12,449		*
United Healthcare Insurance Company (35)	750,000	*	-0-	21,968		*
Wachovia Capital Markets LLC (12)	2,750,000	*	-0-	80,550		*
Westward Insurance Co. (7)	20,000	*	-0-	585		*
Wilmington Trust Company as Owner Trustee for the Forestal Funding Master Trust (21)	5,000,000	*	-0-	146,456		*
Xavex Convertible Arbitrage 5 Fund (15)	940,000	*	-0-	27,534		*
Xavex Convertible Arbitrage 7 Fund (18)	225,000	*	-0-	6,590		*
Yield Strategies Fund I, L.P. (24)	3,000,000	*	-0-	87,874		*
Yield Strategies Fund II, L.P. (24)	1,500,000	*	-0-	43,936		*
Zazove Convertible Arbitrage Fund, L.P. (7)	5,500,000	*	-0-	161,101		*
Zazove Hedged Convertible Fund, L.P. (7)	4,250,000	*	-0-	124,487		*
Zazov Income Fund, L.P. (7)	2,650,000	*	-0-	77,621		*
Zurich Institutional Benchmarks Master Fund, Ltd. (18)	165,000	*	-0-	4,833		*
Zurich Institutional Benchmarks Master Fund, Ltd. (33)	2,300,000	*	-0-	67,369		*
All other holders of notes or future transferees, pledgees or donees of such holders (4) (5)	222,226,000	61.4	-0-	6,532,608		*
TOTAL	690,000,000	100	1,139,881	20,210,929	4.20%

*	Less than one percent.
(1)	Does not include shares of common stock issuable upon conversion of the notes.
(2)	Consists of shares of common stock issuable upon conversion of the notes, assuming a conversion rate of 29.2912 shares per $1,000 principal amount of the notes and a cash payment in lieu of any fractional share interest. The conversion rate is subject to adjustment as described under “Description of the Notes—Conversion Rights.” Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time.
(3)	Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, as amended, using 484,379,331 shares of common stock outstanding on April 30, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of the notes. However, we did not assume the conversion of any other holder’s notes.
(4)	We will identify additional selling security holders, if any, by post-effective amendment before they offer or sell their securities.
(5)	Assumes that the unnamed holders of notes or any future transferees, pledgees or donees of or from any such unnamed holder do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(6)	Paul Latronica has voting and investment control over the securities that this selling security holder beneficially owns.
(7)	Gene Pretti has voting and investment control over the securities that this selling security holder beneficially owns.
(8)	Seth Fischer has voting and investment control over the securities that this selling security holder beneficially owns.
(9)	Intentionally Omitted.
(10)	This selling security holder is an affiliate of a registered broker-dealer. This selling security holder purchased the securities with the expectation of reselling the securities in the ordinary course of business. This selling security holder did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.
(11)	Ann Houlihan has voting and investment control over the securities that this selling security holder beneficially owns.
(12)	Such selling security holder is a broker-dealer, and is, under interpretations of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act. We have received assurances that such selling security holder acquired its securities in the ordinary course of business and, at the time of the purchase of the securities, such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(13)	Brian McVeigh has voting and investment control over the securities that this selling security holder beneficially owns.
(14)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and investment control over the securities that this selling security holder beneficially owns.
(15)	Alex Adair has voting and investment control over the securities that this selling security holder beneficially owns.
(16)	HBK Investments L.P. may be deemed to have sole voting power and sole dispositive power over the securities held by HBK Master Fund L.P. pursuant to an Investment Management Agreement between HBK Investments L.P. and HBK Master Fund L.P. The following individuals have control over HBK Investments L.P.: Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar.
(17)	Van Hguygen, John Illuzzi, Andrew Mitchell, Nat Newlin, Tim Walton and Yenkatesh Reddy have voting and investment control over the securities that this selling security holder beneficially owns.
(18)	Bob Butman, John Idone, Paul Bucci, George Esser and Bart Tesoriero have voting and investment control over the securities that this selling security holder beneficially owns.
(19)	Ron Santella has voting and investment control over the securities that this selling security holder beneficially owns.
(20)	Shawn Bergerson has voting and investment control over the securities that this selling security holder beneficially owns.
(21)	Mary Kay Pupillo has voting and investment control over the securities that this selling security holder beneficially owns.
(22)	Luke Edward has voting and investment control over the securities that this selling security holder beneficially owns.
(23)	Dan Azzi has voting and investment control over the securities that this selling security holder beneficially owns.
(24)	Alex Lach has voting and investment control over the securities that this selling security holder beneficially owns.
(25)	Don Morgan as Portfolio Manager has voting and investment control over the securities that this selling security holder beneficially owns.
(26)	Thomas J. Ray has voting and investment control over the securities that this selling security holder beneficially owns.
(27)	W. Gillespie Caffray, Phil Duff and Paul Ghaffari have voting and investment control over the securities that this selling security holder beneficially owns.
(28)	Glen Dubin and Henry Swieca have voting and investment control over the securities that this selling security holder beneficially owns.
(29)	David Friezo has voting and investment control over the securities that this selling security holder beneficially owns.
(30)	J.T. Hansen and John Null have voting and investment control over the securities that this selling security holder beneficially owns.
(31)	Michael Whitehouse, as managing member of Plexus Partners LLP, has voting and investment control over the securities that this selling security holder beneficially owns.
(32)	David Treadwell, Aken Loye, and Stephan Gaude have voting and investment control over the securities that this selling security holder beneficially owns.
(33)	Gene Pretti, a Portfolio Manager with Zazove Associates, L.L.C., has voting and investment control over the securities that this selling security holder beneficially owns.
(34)	Mike Frey and John Brandenbourg have voting and investment control over the securities that this selling security holder beneficially owns.
(35)	Matthew J. McInerny has voting and investment control over the securities that this selling security holder beneficially owns.
(36)	Edward Toy has voting and investment control over the securities that this selling security holder beneficially owns.
(37)	Andy Preston has voting and investment control over the securities that this selling securityholder beneficially owns.
(38)	Paul Berkman has voting and investment control over the securities that this selling securityholder beneficially owns.
(39)	Promethean Asset Management, LLC may be deemed to have sole voting power and sole dispositive power over the securities held by this selling securityholder. James F. O’Brien, Jr. indirectly controls Promethean Asset Management, LLC.

The preceding table has been prepared based upon the information furnished to us by the selling security holders. The selling security holders identified above may have sold, transferred or otherwise disposed of some or all of their notes since the date on which the information in the preceding table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act of 1933. Information concerning the selling security holders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of the notes or common stock issuable upon conversion thereof that will be held by the selling security holders upon the termination of this offering because the selling security holders may offer some or all of their notes or common stock pursuant to the offering contemplated by this prospectus. See “Plan of Distribution.”

To our knowledge, other than their ownership of the securities described above, none of the selling holders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes and the common stock offered by this prospectus. The aggregate proceeds to the selling security holders from the sale of the notes or common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling security holder reserves the right to accept and, together with their agents, to reject, any proposed purchases of notes or common stock to be made directly or through agents.

The notes and the common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling security holders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling security holders or the purchasers of the notes and the common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling security holders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. As a result, any profits on the sale of the notes and the common stock by selling security holders and any discounts, commissions or agent’s commissions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Selling security holders who are “underwriters” within the meaning of the Securities Act of 1933 will be subject to prospectus delivery requirements of the Securities Act of 1933. If the selling security holders were deemed to be underwriters, the selling security holders may be subject to certain statutory liabilities of the Securities Act of 1933 and the Securities Exchange Act of 1934. If the notes and the common stock are sold through underwriters, broker-dealers or agents, the selling security holders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the common stock may be sold in one or more transactions at:

•	Fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which the notes and common stock may be listed or quoted at the time of the sale,

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (including the issuance by the selling security holders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the notes and the common stock issuable upon conversion thereof or otherwise, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may engage in short sales of the notes or the common stock in the course of hedging their positions, sell the notes and common stock short and deliver the notes and common stock to close out short positions, loan or pledge notes or the common stock to broker-dealers or other financial institutions that in turn may sell the notes and the common stock, enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the notes or the common stock, which the broker-dealer or other financial institution may resell pursuant to the prospectus, or enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the notes and the common stock by the selling security holders.

Our common stock trades on the New York Stock Exchange and the London Stock Exchange under the symbol “EDS.” We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the notes. See “Risk Factors—Risks Related to the Notes—An Active Trading Market May Not Develop for the Notes.”

There can be no assurance that any selling security holder will sell any or all of the notes or the common stock pursuant to this prospectus. Further, we cannot assure you that any such selling security holder will not transfer, devise or gift the notes and the common stock by other means not described in this prospectus. In addition, any notes or common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act of 1933 may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes and the common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling security holders and any other person participating in the sale of notes or the common stock will be subject to the Securities Exchange Act of 1934. The Securities Exchange Act of 1934 rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock by the selling security holders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the common stock to engage in market-making activities with respect to the particular notes and the common stock being distributed. This may affect the marketability of the notes and the common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the common stock.

We have agreed to indemnify the selling security holders against certain liabilities, including liabilities under the Securities Act of 1933.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

VALIDITY OF SECURITIES

The validity of the notes and the common stock issuable upon conversion thereof was passed upon for us by Baker Botts L.L.P., Dallas, Texas.

EXPERTS

Our consolidated financial statements and schedule as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on our consolidated financial statements and schedule refers to changes of accounting resulting from our adoption of the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, Emerging Issues Task Force Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, and SFAS No. 143, Accounting for Asset Retirement Obligations.

NON-GAAP FINANCIAL MEASURES

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which is incorporated by reference in this exchange offer prospectus, contains information about free cash flow, which is a non-GAAP financial measure. We reported free cash flow of $304 million, $221 million and $985 million for the years ended December 31, 2004, 2003 and 2002, respectively. We define free cash flow as net cash provided by operating activities, less capital expenditures. Capital expenditures is the sum of (i) net cash used in investing activities, excluding proceeds from sales of marketable securities, proceeds from divested assets, payments related to acquisitions, net of cash acquired, and other equity investments, and payments for purchases of marketable securities, and (ii) capital lease payments. Free cash flow for 2004, 2003 and 2002 referenced above reflects net cash provided by operating activities of $1.3 billion, $1.4 billion and $2.2 billion, respectively, less capital expenditures of $1.6 billion, $1.2 billion and $1.3 billion,, respectively. We report free cash flow to enable investors to differentiate between cash generated by our ongoing business operations and cash generated or used by events or transactions unrelated to those operations. Free cash flow is also used by management in establishing internal performance targets. We refer you to the discussion of free cash flow in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2004 Form 10-K for further information regarding our free cash flow.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by Electronic Data Systems Corporation (“EDS”) in connection with the offering described in this Registration Statement.

Registration Fee	$55,821
Printing expense	20,000
Accounting fees and expenses	10,000
Legal fees and expenses	50,000
Trustee fees and expenses	10,000
Miscellaneous	4,179
Total	$150,000

All of the above items, except for the registration fee, are estimates.

Item 15. Indemnification of Directors and Officers.

Delaware General Corporation Law

Section 145(a) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if he acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 145(a) and (b), or in defense of any claim, issue or matter therein, the person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection therewith.

Section 145(d) of the Delaware General Corporation Law provides that any indemnification under Section 145(a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in Section 145(a) and (b). The determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(e) of the Delaware General Corporation Law provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation as authorized in Section 145. The expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon those terms and conditions, if any, as the corporation deems appropriate.

Section 145(f) of the Delaware General Corporation Law provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person and incurred by the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145.

Restated Certificate of Incorporation

Article Seventh of our restated certificate of incorporation provides that our directors shall not be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director; provided, however, that such Article Seventh does not eliminate or limit the liability of a director (1) for any breach of such director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (which relates to certain unlawful dividend payments or stock purchases or redemptions), as the same exists or may hereafter be amended, supplemented or replaced, or (4) for a transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the DGCL, as so amended. Furthermore, any repeal or modification of Article Seventh of our restated certificate of incorporation by our stockholders shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director existing at the time of such repeal or modification.

Amended and Restated Bylaws

Article VI of our amended and restated bylaws provides that each person who at any time shall serve or shall have served as a director or officer, any current or former employee, or any person who is or was serving at our written request (in accordance with written procedures adopted from time to time by our board of directors) as a director, officer, partner, venturer, proprietor, trustee or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise (such person a “Designated Person”), who was or is a party or is threatened to be made a party to any action, whether brought by a third party or by or in our right, by reason of the fact that such person is or was a director, officer, or employee of us or a Designated Person, shall be entitled to indemnification from us as, and to the fullest extent, permitted by Section 145 of the Delaware General Corporation Law or any successor statutory provision, as from time to time amended. Article VI further provides that, unless otherwise prohibited by applicable law, any current or former director or current officer of us is entitled, upon written application, to the advancement of expenses incurred by such person, provided that (i) a current officer must make a written undertaking to repay such amount if it is ultimately determined that the officer is not entitled to be indemnified, and (ii) a director must make a similar undertaking if required by law at the time of application for advancement. In addition, unless otherwise prohibited by applicable law, any current or former employee or any former officer of us, or any Designated Person is entitled, upon written application, to the advancement of expenses incurred by such person if such person makes a written undertaking to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified; provided, however, that advancement of expenses will not be paid by us on behalf of any such person if a determination is made based upon the facts known at or after the time of written application therefor that it is reasonably probable that such person acted in bad faith or not in the best interests of us.

Indemnification Agreements

We have entered into indemnification agreements with our directors and certain of our officers, referred to as indemnitees. Under the terms of the indemnification agreements, we have generally agreed to indemnify, and advance expenses to, each indemnitee to the fullest extent permitted by applicable law on the date of the agreements and to such greater extent as applicable law may thereafter permit. In addition, the indemnification agreements contain specific provisions pursuant to which we have agreed to indemnify each indemnitee (i) if the person is, by reason of his or her status as a director, nominee for director, officer, agent or fiduciary of our company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise with which the person was serving at our request (any such status being hereinafter referred to as a corporate status), made or threatened to be made a party to any threatened, pending or completed action, suit, arbitration, alternative dispute resolution mechanism, investigation or other proceeding (each, a proceeding), other than a proceeding by or in the right of our company, (ii) if the person is, by reason of his or her corporate status, made or threatened to be made a party to any proceeding brought by or in the right of our company to procure a judgment in its favor, except that no indemnification shall be made in respect of any claim, issue or matter in the proceeding as to which the indemnitee shall have been adjudged to be liable to us if applicable law prohibits indemnification (unless and only to the extent that a court shall otherwise determine), (iii) against expenses actually and reasonably incurred by the person or on his or her behalf in connection with any proceeding to which the indemnitee was or is a party by reason of his or her corporate status and in which the indemnitee is successful, on the merits or otherwise, (iv) against expenses actually and reasonably incurred by the person or on his or her behalf in connection with a proceeding to the extent that the indemnitee is, by reason of his or her corporate status, a witness or otherwise participates in any proceeding at a time when the person is not a party in the proceeding and (v) against expenses actually and reasonably incurred by the person in any judicial adjudication of or any award in arbitration to enforce his or her rights under the indemnification agreements.

Furthermore, under the terms of the indemnification agreements, we have agreed to pay all reasonable expenses incurred by or on behalf of an indemnitee in connection with any proceeding, whether brought by us, in our right, or otherwise, in advance of any determination with respect to entitlement to indemnification and within 15 days after the receipt by EDS of a written request from such indemnitee for the payment. In the indemnification agreements, each indemnitee has agreed that he or she will reimburse and repay us for any expenses so advanced to the extent that it shall ultimately be determined that he or she is not entitled to be indemnified by us against such expenses.

The indemnification agreements also include provisions that specify the procedures and presumptions which are to be employed to determine whether an indemnitee is entitled to indemnification thereunder. In some cases, the nature of the procedures specified in the indemnification agreements varies depending on whether there has occurred a “change in control” (as defined in the Indemnification Agreements) of our company.

Insurance

We have obtained and intend to maintain in effect directors’ and officers’ liability insurance policies providing customary coverage for our directors and officers against losses resulting from wrongful acts committed by them in their capacities as our directors and officers.

The above discussion of our restated certificate of incorporation and amended and restated bylaws, the indemnification agreements and Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is respectively qualified in its entirety by such documents and statute.

Item 16. Exhibits.

Exhibit Number	Exhibit
3.1	Restated Certificate of Incorporation of Electronic Data Systems Corporation (incorporated herein by reference to Exhibit 3(a) to our Current Report on Form 8-K dated June 7, 1996).

3.2	Amended and Restated Bylaws of Electronic Data Systems Corporation (incorporated herein by reference to Exhibit 3 to the amendment to our Registration Statement on Form 8-A dated April 24, 2003).

4.1	Indenture, dated August 12, 1996, between Electronic Data Systems Corporation and JPMorgan Chase Bank (formerly Chase Bank of Texas, National Association and Texas Commerce Bank, National Association), as Trustee (incorporated herein by reference to Exhibit 4 to our Registration Statement on Form S-3 (Registration No. 333-10145)).

4.2	Fourth Supplemental Indenture, dated as of June 30, 2003, between Electronic Data Systems Corporation and JPMorgan Chase Bank (incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

4.3 *	Registration Rights Agreement, dated as of June 30, 2003, among Electronic Data Systems Corporation, Banc of America Securities LLC and Citigroup Global Markets Inc.

5.1 *	Opinion of Baker Botts L.L.P.

8.1 *	Opinion of Baker Botts L.L.P. relating to tax matters.

12.1 *	Computation of ratio of earnings to fixed charges.

23.1	Consent of KPMG LLP, independent auditors.

23.2 *	Consent of Baker Botts L.L.P.

23.3 *	Consent of Baker Botts L.L.P.

24.1 *	Power of Attorney.

25.1 *	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of JPMorgan Chase Bank, as trustee under the Indenture on Form T-1.

*	Previously filed

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on the 19th day of April, 2005.

ELECTRONIC DATA SYSTEMS CORPORATION

By:	/S/ ROBERT H. SWAN
Robert H. Swan
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to this Registration Statement has been signed by the following persons on April 19, 2005, in the capacities indicated.

Signature	Title
* Michael H. Jordan	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)

/S/ ROBERT H. SWAN Robert H. Swan	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

* Jeffrey M. Heller	President, Chief Operating Officer and Director

/S/ SCOT H. MCDONALD Scot H. McDonald	Vice President and Controller (Principal Accounting Officer)

* Roger A. Enrico	Director

* Ray J. Groves	Director

Ellen M. Hancock	Director

* Ray L. Hunt	Director

Edward Kangas	Director

* C. Robert Kidder	Director

* Judith Rodin	Director

Solomon D. Trujillo	Director

*By:	/S/ ROBERT H. SWAN
Robert H. Swan
Attorney-in-fact April 19, 2005

INDEX TO EXHIBITS

Exhibit Number	Exhibit
3.1	Restated Certificate of Incorporation of Electronic Data Systems Corporation (incorporated herein by reference to Exhibit 3(a) to our Current Report on Form 8-K dated June 7, 1996).

3.2	Amended and Restated Bylaws of Electronic Data Systems Corporation (incorporated herein by reference to Exhibit 3 to the amendment to our Registration Statement on Form 8-A dated April 24, 2003).

4.1	Indenture, dated August 12, 1996, between Electronic Data Systems Corporation and JPMorgan Chase Bank (formerly Chase Bank of Texas, National Association and Texas Commerce Bank, National Association), as Trustee (incorporated herein by reference to Exhibit 4 to our Registration Statement on Form S-3 (Registration No. 333-10145)).

4.2	Fourth Supplemental Indenture, dated as of June 30, 2003, between Electronic Data Systems Corporation and JPMorgan Chase Bank (incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

4.3*	Registration Rights Agreement, dated as of June 30, 2003, among Electronic Data Systems Corporation, Banc of America Securities LLC and Citigroup Global Markets Inc.

5.1*	Opinion of Baker Botts L.L.P.

8.1*	Opinion of Baker Botts L.L.P. relating to tax matters.

12.1*	Computation of ratio of earnings to fixed charges.

23.1	Consent of KPMG LLP, independent auditors.

23.2*	Consent of Baker Botts L.L.P. (contained in Exhibit 5.1).

23.3*	Consent of Baker Botts L.L.P. (contained in Exhibit 8.1).

24.1*	Power of Attorney (included on the signature page of the Registration Statement).

25.1*	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of JPMorgan Chase Bank, as trustee under the Indenture on Form T-1.

*	Previously filed.